Exhibit 99.1

MINERA ANDES INC.

Great assets...

strong growth potential

ANNUAL REPORT 2008

Great assets...	strong growth potential

• First full year of production

The San José silver/gold mine has a successful first year of produc- tion. The mine produces 4,381,000 ounces of silver and 54,260 ounces of gold. Minera Andes owns 49 percent of this high-grade mine through its joint venture with Hochschild Mining plc, who is the operator. Operating cash costs for the year were $166 per tonne of ore processed. This equates to $6.42 per ounce for silver, and $375 per ounce for gold.

• Expansion readied For 2009

Concurrent with San José’s silver/gold output, construction was underway throughout 2008 to substantially increase the mine’s silver and gold production. Underground workings have been increased to 18 kilometers, and the mill and process plant capacity now handles 1,500 tonnes of ore per day, compared to the first stage’s 750 tpd production level.

• Mine production increases significantly

As planned, San José’s silver and gold production began to increase late in the first quarter of 2009. During 2009, production is forecast to increase by about 70% compared to 2008.

• A great asset for Minera Andes becomes a greater asset

San José’s increase in production now ranks the mine as one of the world’s largest primary silver producers. Already a relatively low cost, high-grade mine, the expansion means San José’s costs have been reduced even more because fixed costs are spread over more production. Operating costs per tonne have decreased from $160 per tonne to $112 per tonne in the first quarter of 2009, equivalent to a per-ounce operating cost of $4.99 for silver, and $357 per ounce for gold on a co-product basis.

• Great assets — copper

Minera Andes’ proven business plan has brought it success with San José. The Los Azules copper discovery in Argentina is another Minera Andes discovery. Los Azules is a great asset with strong growth potential. Based on a third-party estimate, Los Azules currently contains an inferred resource of 922 million tonnes of copper mineralization, or 11.2 billion pounds of contained copper.
In addition, a preliminary assessment suggests a mine, if developed, would also produce an average of 38,000 ounces of gold and 1.26 million ounces of silver a year as supplemental metals.

• New reserve and resource potential

Exploration drilling in 2008 at the San José mine suggests good poten- tial to further increase the silver/gold ore reserves and resources at the mine. One hole intersects 63.63 grams/tonne (2.05 ounces per tonne) gold and 1,158 g/t (37 opt) silver over 1.94 meters. During 2008, mine exploration successfully delineates 785,000 tonnes of new resources. In addition, a new discovery is made during the 2009 exploration program when a mineralized structure is intersected in drilling near the Huevos Verdes vein, Minera Andes’ first discovery at San José. The discovery was made in the first hole of a 22,000-meter drilling program, and includes 8.9 g/t (0.26 opt) gold and 517 g/t (15.1 opt) silver intersected over one meter.

• Exploration extends Los Azules to the north

A Minera Andes-managed 2008 exploration program at its Los Azules copper discovery confirms that the prospect is open to the north, and therefore may be larger than currently known. Drilling and geologic mapping suggest that copper mineralization may extend another three kilometers to the north. One hole drilled at the northern limit of the 2008 exploration program encountered 112 meters of 0.98 percent copper within a larger zone of 217 meters of 0.77 percent copper. Drilling extends known mineralization 400 meters to the north.

• Los Azules expands east and west

Exploration drilling of 15 holes in 2008 at Los Azules expands the limits of copper mineralization to the east and west. Four holes to the east confirmed that medium to high-grade copper mineralization is present at the eastern limits of the drilling. Another hole expanded known copper mineralization to the west. Continuity of mineraliza- tion is established, and indicates that Los Azules may have further potential to increase in size.

• Los Azules copper recoveries

As part of an economic scoping study, tests determine that copper mineralization at Los Azules responds well to established, well under- stood flotation extraction methods. Metallurgical testing indicates 92 percent recovery of copper using this technology. Both factors suggest cost-effective extraction of copper from host ores.

• New discoveries in Santa Cruz

Minera Andes has expertise in silver, gold and copper exploration. The Company has always been interested in Santa Cruz province, a highly prospective and relatively underexplored silver and gold region. Minera Andes owns a number of new discoveries in northern Santa Cruz. All are early stage discoveries, and drill-testing is foreseen for some targets.

Los Azules long section

TO OUR SHAREHOLDERS

To Our Shareholders:	generated interest, and currently Xstrata Copper, a commodity unit of Xstrata plc, has an option to become a partner with Minera Andes at this discovery. A preliminary assessment report and scoping study developed and compiled by Minera Andes’ independent engineers is with Xstrata now, and their decision to exercise the option is anticipated in the second half of the year.

The year 2008 has proven that Minera Andes has great assets in its San José silver/gold mine and Los Azules copper discovery. These assets, as well as numerous new precious metals discoveries in Argentina, strongly indicate that the Company has potential for a great future.

GREAT ASSETS	STRONG GROWTH POTENTIAL

San José experienced its first full year of silver and gold production in 2008. The mine, built upon a discovery made by Minera Andes’ geologists, produced 4.38 million ounces of silver and 54,260 ounces of gold from 295,963 tonnes of ore. Minera Andes is a 49 percent partner in Minera Santa Cruz, the owner of San José. San José’s value rose in the first quarter of 2009 because several construction projects designed to raise production and reduce operating costs were completed. For 2009, total mine production is forecast to increase substantially over the 2008 production. This increase in production, combined with reduced electric power costs has reduced operating costs from $168 pertonne to $112 per tonne in 2009. Thus, our asset value has increased not only from greater production, but also reduced operating costs.
Minera Andes is also moving forward with another of its highly prospective discoveries. The Los Azules copper discovery was confirmed as a great asset in 2008 when an independent technical report placed its initial size at 922 million tonnes of an inferred copper resource, containing 11.2 billion pounds of copper. Subsidiary values in gold and silver also exist. The size of Los Azules ha
Minera Andes is a successful exploration company conducting its work program in an underexplored country whose discovery potential is still unfolding. Our most advanced properties, San José and Los Azules, continue to be exciting. Only a small portion of the San José discovery area has been drill-tested, and the 99,000-acre joint venture area of which it is part may with time become a mining district. Further work may well reveal that the open-ended copper mineralization at Los Azules can host a larger deposit. In addition, Minera Andes’ geologists have identified numerous other gold and silver targets in Santa Cruz province. We’re looking forward to the excitement these discoveries may hold.

Cordially, Allen V. Ambrose President May 11, 2009

To Our Shareholders:

Los Azules resources: a 922-million-tonne copper deposit, open at depth and for 3km to the North

In 2008, as one grassroots discovery by Minera Andes, the San José gold/silver mine, commenced full production, our exploration team brought a major new copper discovery to the public’s attention. At Los Azules an independent report confirmed a resource of almost one billion tonnes at potentially mineable grades. Los Azules shows every indication of developing into a mine that will eventually be in the upper quartile of porphyry coppers worldwide in terms of contained metal.

Despite the growing economic uncertainty in 2008 and early 2009 Minera Andes continued with its primary mission in Argentina: the exploration and discovery of new mineral deposits.

In San Juan province the Los Chonchones porphyry copper prospect was extensively sampled at the grassroots level and is a strong candidate for further work.

In Santa Cruz drilling has just begun at our Celestina gold/silver prospect, some 40 kilometers southwest of AngloGold Ashanti’s producing Cerro Vanguardia mine. Drilling at Celestina will explore an area of 2.0 x 2.5 kilometers containing about 10 epithermal veins. Also, at the Martes 13 project, northwest of the Cerro Vanguardia mine, we recently completed gradient array IP/resistivity and ground magnetic surveys and a drill program is planned for later this year.

In addition, we completed a drill program at Arroyo Telken in late 2008. Even though only weakly anomalous gold-silver values were encountered in the drilling, we plan additional reconnaissance work to evaluate the possibility of potential extensions of mineralized zones from the adjoining Cerro Negro property, where the Eureka vein is proving to be a significant gold resource.

Consistent with our exploration philosophy since 1993, Minera Andes controls many other grassroots gold-silver epithermal targets in the Deseado Massif of Santa Cruz province. We plan to continue exploring these properties and look forward to continued exploration success in 2009.

Sincerely,

Brian Gavin
Vice President, Exploration
May 11, 2009

MINERA ANDES, INC.

Consolidated Financial Statements
December 31, 2008 and 2007
(U.S. Dollars)

Index	Page
Auditors’ Report to the Shareholders	1 - 3
Consolidated Financial Statements
Consolidated Balance Sheets	4
Consolidated Statements of Operations	5
Consolidated Statements of Shareholders’ Equity	6
Consolidated Statements of Cash Flows	7 - 8
Notes to Consolidated Financial Statements	9 - 43
Management’s Discussion and Analysis	44 - 70

BDO Dunwoody LLP	600 Cathedral Place
Chartered Accountants	925 West Georgia Street
Vancouver, BC, Canada V6C 3L2
	Telephone:	(604) 688-5421
	Facsimile:	(604) 688-5132
E-mail: vancouver@bdo.ca
www.bdo.ca

Independent Auditors’ Report

To The Shareholders of
Minera Andes Inc.

We have completed an integrated audit of the consolidated financial statements and internal control over financial reporting of Minera Andes Inc. as of December 31, 2008 and 2007. Our opinions, based on our audits, are presented below.

Consolidated financial statements

We have audited the Consolidated Balance Sheets of Minera Andes Inc. as at December 31, 2008 and 2007 and the Consolidated Statements of Operations, Changes in Shareholders’ Equity, and Cash Flows for each of the years in the two year period ended December 31, 2008 and 2007. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

With respect to the consolidated financial statements for the years ended December 31, 2008 and 2007 we conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2008 and 2007 and the results of its operations and its cash flows for each of the years in the two years in the period ended December 31, 2008 and 2007 in accordance with Canadian generally accepted accounting principles.

Internal control over financial reporting

We have also audited Minera Andes Inc.’s internal control over financial reporting as of December 31, 2008, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Minera Andes Inc.’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as at December 31, 2008 based on criteria established in Internal Control — Integrated Framework issued by the COSO.

(Signed) BDO Dunwoody LLP

Chartered Accountants

Vancouver, Canada
March 24, 2009

Comments by Auditors for U.S. Readers on Canada-U.S. Reporting Differences

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast doubt on the Company’s ability to continue as a going concern such as those described in Note 1 of the consolidated financial statements. Our report to the shareholders dated March 24, 2009 is expressed in accordance with Canadian reporting standards which do not present a reference to such conditions and events in the auditor’s report when these are adequately disclosed in the consolidated financial statements.

(Signed) BDO Dunwoody LLP

Chartered Accountants

Vancouver, Canada
March 24, 2009

MINERA ANDES INC.

CONSOLIDATED BALANCE SHEETS

(U.S. Dollars)

	December 31,	December 31,
	2008	2007
ASSETS
Current:
Cash and cash equivalents	$3,409,593	$23,101,135
Receivables and prepaid expenses	315,962	340,674
Project loan interest receivable (Note 7)	4,983,680	2,357,753
Total current assets	8,709,235	25,799,562
Project loan receivable (Note 7)	31,850,000	31,850,000
Mineral properties and deferred exploration costs (Note 6)	16,390,524	8,337,881
Investment in Minera Santa Cruz (Note 7)	77,282,120	64,726,565
Equipment, net (Note 5)	31,456	40,931
Total assets	$134,263,335	$130,754,939
LIABILITIES
Current:
Accounts payable and accruals	$1,488,013	$2,886,550
Project loan interest payable (Note 7)	4,983,680	2,357,753
Bank loan (Note 8)	16,455,267	--

Related party payable (Note7)	11,270,000	16,905,000
Total current liabilities	34,196,960	22,149,303
Bank loan (Note 8)	--	14,591,830

Project loan payable (Note 7)	31,850,000	31,850,000
Asset retirement obligation	90,000	90,000
Total liabilities	66,136,960	68,681,133
Commitments and contingencies (Notes 2, 7 and 11)
SHAREHOLDERS’ EQUITY
Share capital (Note 9):
Preferred shares, no par value, unlimited number authorized, none issued
Common shares, no par value, unlimited number authorized
Issued December 31, 2008—190,158,851 shares	99,652,302	88,512,349
Issued December 31, 2007—180,974,912 shares
Contributed surplus – (Note 10)	18,020,608	16,007,350
Accumulated deficit	(49,546,535)	(42,445,893)
Total shareholders’ equity	68,126,375	62,073,806
Total liabilities and shareholders’ equity	$134,263,335	$130,754,939

Approved by the Board of Directors:

/s/ Allen V. Ambrose                                                                     /s/ Allan J. Marter

Allen V. Ambrose, Director

       Allan J. Marter, Director

The accompanying notes are an integral part of these consolidated financial statements.

MINERA ANDES INC.

CONSOLIDATED STATEMENTS OF OPERATIONS AND ACCUMULATED DEFICIT

(U.S. Dollars)

	Year Ended
	December 31,	December 31,
	2008	2007
Income (loss) from Investment in MSC (Note 7)	$1,965,238	($4,665,885)
Less amortization of deferred costs (Note 7)	720,000	--
Net income (loss) from MSC, net of amortization
(Note 7)	1,245,238	(4,665,885)
Consulting fees	1,353,614	426,742
Depreciation	5,037	8,200
Insurance	168,492	149,049
Legal, audit and accounting fees	884,903	812,699
Office overhead and administration fees	614,990	499,228
Telephone	35,148	36,769
Transfer agent	15,522	22,219
Travel	177,377	144,437
Wages and benefits (Note 9 (c))	1,367,312	736,764
Expenses before under-noted	(4,622,395)	(2,836,107)
Foreign exchange gain (loss)	(1,220,061)	699,459
Rental of access roads on construction property	122,600	--
Interest income	284,266	225,810
Interest expense (Note 8)	(2,817,118)	(240,130)
Project loan interest expense (Note 7)	(2,625,927)	(2,309,423)
Project loan interest income (Note 7)	2,625,927	2,309,423
Write-off of mineral properties and deferred
exploration costs (Note 6)	(3,817)	(1,378,284)
Total expenses	(8,256,525)	(3,529,252)
Net loss for the year	(7,011,287)	(8,195,137)
Other comprehensive income(loss)	--	--
Comprehensive loss	(7,011,287)	(8,195,137)
Accumulated deficit, beginning of year	(42,445,893)	(33,883,266)
	(49,457,180)	(42,078,403)
Share issue costs	(89,355)	(74,111)
Incentive warrant payment (Note 9 (b))	--	(293,379)
Accumulated deficit, end of year	($49,546,535)	($42,445,893)
Basic and diluted loss per common share	($0.04)	($0.05)
Weighted average shares outstanding	189,696,255	164,712,170

The accompanying notes are an integral part of these consolidated financial statements.

MINERA ANDES INC.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

(U.S. Dollars)

				Accumulated
				Other
			Contributed	Comprehensive	Accumulated
	Common Stock		Surplus	Income	Deficit	Total
	#	$	$	$	$	$

Balance, December 31, 2006	156,539,415	63,642,152	8,440,457	–	(33,883,266)	38,199,343
Private placement (Note 9b(ii))	13,880,645	20,551,618	–	–	–	20,551,618
Fair value of warrants granted
for private placement (Note
9b(ii))	–	(3,058,362)	3,058,362	–	–	–

Fair value of agent's options
and warrants granted for private
placement (Note 9b(ii))	–	(518,852)	518,852	–	–	–
Exercise of warrants (Note 9d)	8,904,852	7,106,556				7,106,556
Incentive warrant payment
(Note 9b(i))	–	–	293,379	–	(293,379)	–
Share issue costs	–	–	–	–	(74,111)	(74,111)
Exercise of stock options (Note
9c)	1,650,000	789,237	–	–	–	789,237
Debt discount - third tranche
(Note 8)	–	–	1,731,100	–	–	1,731,100
Debt discount - fourth tranche
(Note 8)	–	–	1,925,200	–	–	1,925,200
Stock based compensation
(Note 9c)	–	–	40,000	–	–	40,000
Net loss for the year	–	–	–	--	(8,195,137)	(8,195,137)

Balance, December 31, 2007	180,974,912	88,512,349	16,007,350	–	(42,445,893)	62,073,806
Private placement (Note 9b
(iv))	7,778,023	11,165,368	–	–	–	11,165,368
Private placement (Note 9b (v))	427,000	663,836	–	–	–	663,836
Exercise of stock options Note
9c)	260,000	202,157	–	–	–	202,157
Exercise of warrants (Note 9d)	718,916	313,804	–	–	–	313,804
Fair value of warrants granted
for private placement (Note
9b(iv)(v))	–	(1,293,340)	1,293,340	–	–	–
Fair value of agent's options
granted for private placement
(Note 9b(iv)(v))	–	(159,959)	159,959	–	–	–

Agent option valuation on
exercise of options	–	164,674	(164,674)	–	–	–
Warrant valuation on exercise
of options	–	83,413	(83,413)	–	–	–
Share issue costs	–	–	–	–	(89,355)	(89,355)
Stock based compensation
(Note 9c)	–	–	808,046	–	–	808,046
Net loss for the year	–	–	–	–	(7,011,287)	(7,011,287)
Balance, December 31, 2008	190,158,851	99,652,302	18,020,608	–	(49,546,535)	68,126,375

The accompanying notes are an integral part of these consolidated financial statements.

MINERA ANDES INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(U.S. Dollars)

	Year Ended
	December 31,	December 31,
	2008	2007
Operating Activities:
Net loss for the year	($7,011,287)	($8,195,137)
Adjustments to reconcile net loss to net cash
used in operating activities:
Write-off of deferred exploration costs	3,817	1,378,284
Interest expense, accretion of debt
discount (Note 8)	1,863,437	120,671
(Income) Loss from Investment in MSC
(Note 7)	(1,965,238)	4,665,885
Amortization of deferred costs (Note 7)	720,000	--
Depreciation	5,037	8,200
Stock option compensation (Note 9)	713,729	40,000
Project loan interest expense (Note7)	2,625,927	2,309,423
Project loan interest income (Note7)	(2,625,927)	(2,309,423)
Change in:
Accounts receivable and prepaid
expenses	24,711	(72,124)
Accounts payable and accrued
expenses	(958,355)	1,520,585

Cash used in operating activities	(6,604,149)	(533,636)

Investing Activities:
Purchase of equipment	(11,719)	(21,265)
Mineral properties and deferred exploration	(8,403,206)	(3,580,453)
Changes in due to related party	(5,635,000)	16,905,000
Investment in Minera Santa Cruz	(11,310,317)	(37,801,299)

Cash used in investing activities	(25,360,242)	(24,498,017)

The accompanying notes are an integral part of these consolidated financial statements.

MINERA ANDES INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(U.S. Dollars)

	Year Ended
	December 31,	December 31,
	2008	2007

Financing Activities:
Shares and subscriptions issued for cash, less
issue costs	12,255,811	28,373,300
Bank loan proceeds received (Note 8)	--	17,500,000
Bank loan interest payable (Note8 )	17,038	14,867
Project loan receivable (Note 7)	(2,625,927)	(22,050,000)
Project loan payable (Note 7)	2,625,927	22,050,000
Cash provided by financing activities	12,272,849	45,888,167
Increase (decrease) in cash and cash equivalents	(19,691,542)	20,856,514
Cash and cash equivalents, beginning of year	23,101,135	2,244,621
Cash and cash equivalents, end of year	$3,409,593	$23,101,135

Supplementary disclosure cash flow information:
Capitalized interest paid	$--	$590,603
Non-cash investing and financing activities and
other information:
Stock option compensation (Note 9c)	$808,046	$40,000
Capitalized accreted interest expense (Note 8)	$--	$748,130
Depreciation capitalized to mineral properties	$12,799	$28,345
Asset retirement obligation	$--	$45,000

The accompanying notes are an integral part of these consolidated financial statements.

MINERA ANDES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(U.S. Dollars)

1.

NATURE OF OPERATIONS AND BASIS OF PRESENTATION

Minera Andes Inc. (“Minera Andes” or the “Corporation”) is in the business of acquiring, exploring and evaluating mineral properties, and based on the results of such evaluation, either developing these properties further (by way of joint venture or otherwise) or disposing of them.

The Corporation’s assets are comprised primarily of a 49% equity interest in Minera Santa Cruz S.A. (“MSC”) which owns the San José gold/silver mine in the Santa Cruz province of Argentina (the San José Project”) plus interests in exploration stage properties in the San Juan, the Santa Cruz and the Chubut provinces of Argentina.

The San José Project is a joint venture between the Corporation and Hochschild Mining plc  pursuant to which title to the assets is held by Minera Santa Cruz S.A. (“MSC”), an Argentinean corporation.  MSC is owned, as to 49%, by Minera Andes S.A. (“MASA”), an indirect wholly-owned subsidiary of Minera Andes and, as to 51%, by Hochschild Mining (Argentina) Corporation S.A., a subsidiary of Hochschild Mining plc (together with its affiliates and subsidiaries, “Hochschild”).  The San José mine entered into production in 2007 and is operated by Hochschild.

The Los Azules Project is an exploration project comprised of properties owned by MASA and to a lesser extent by Andes Corporacion Minera S.A., also an indirect wholly-owned subsidiary of Minera Andes (collectively, the “MASA Properties”) and adjoining properties owned by MIM Argentina Exploraciones S.A. for Xstrata Copper, one of the commodity business units within Xstrata plc (“MIM” and the “MIM Properties”).  Under the terms of an option agreement among MASA, Minera Andes, Xstrata Copper (through MIM) and Xstrata Queensland Limited (Xstrata plc, together with its affiliates, is hereinafter referred to as “Xstrata”) dated November 2, 2007 (the “Los Azules Option Agreement”): (i) MIM granted MASA an option (the “MASA Option”) to acquire a 100% interest in the MIM Properties, exercisable on or before November 24, 2010 upon satisfaction of certain conditions including delivery of a scoping study/preliminary assessment whereupon the MIM Properties and the MASA Properties would be consolidated and held by MASA (the “Combined Property”); and (ii) MASA granted MIM (upon the exercise of the MASA Option) an option to acquire a 51% interest in the Combined Property upon, among other things, payment to the Corporation of an amount equal to three times the amount of the direct expenditures paid by MASA and its affiliates since November 25, 2005 on exploration of the Combined Property.

Certain of the MIM Properties are subject to an underlying option agreement, which is the subject of a dispute between Xstrata, as option holder, and Solitario Argentina S.A. (“Solitario”), as the grantor of that option and the holder of a back-in right of up to 25%, exercisable upon the satisfaction of certain conditions, within 36 months after the exercise of the option by Xstrata.  The dispute surrounds the validity of the 36 month restriction described above.  If Solitario is successful, MIM’s interest in substantially all of the MIM Properties may be reduced by up to 25% and upon exercise of the MASA Option, MASA’s interest in that part of the Combined Property may be similarly reduced (the “Solitario Claim”).

We also have various other properties in the preliminary exploration stage.

2.

GOING CONCERN, FINANCIAL CONDITION, AND LIQUIDITY

The operation of the San José Project is subject to a number of risks, including the risk that the price of gold and silver may decline further.  If, and to the extent that cash from operations is insufficient for any reason including cost-overruns and/or lower than expected sales or production,

MINERA ANDES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(U.S. Dollars)

2.

GOING CONCERN, FINANCIAL CONDITION, AND LIQUIDITY- continued

additional investment by the shareholders of MSC (including the Corporation) may be required. As a result, there can be no assurance that cash from operations at San José will be sufficient for these purposes, that additional cash calls will not be made or that the Corporation will be able to satisfy any such cash call, as and when required.

With the exception of its interest in the San José Project, the Corporation is in the process of exploring its other properties and has not yet determined whether these properties, other than the San José Project, contain reserves that are economically recoverable. The amounts shown on the balance sheet as mineral properties and deferred exploration costs represent net costs incurred to date, less amounts recovered from third parties and/or written off, and do not necessarily represent present or future values. The recoverability of amounts shown on the balance sheet for mineral properties and deferred exploration costs depend upon the existence of economically recoverable reserves, securing and maintaining title and beneficial interest in the properties, obtaining the financing required to explore and develop the properties, entering into agreements with others to explore and develop the mineral properties, and upon future profitable production or proceeds from disposition of the mineral properties. In the future, the Corporation’s ability to continue its exploration and production activities, if any, will depend in part on the Corporation’s ability to continue commercial production and generate material revenues or to obtain financing through issuance of equity securities, debt financing, joint venture arrangements or other means. There can be no assurance that the Corporation will commence commercial production at any of its projects or generate sufficient revenues to meet its obligations as they become due or obtain necessary financing on acceptable terms, if at all. The Corporation’s failure to meet its ongoing obligations on a timely basis could result in the loss or substantial dilution of the Corporation’s interests (as existing or as proposed to be acquired) in its properties.

While these consolidated financial statements have been prepared on the basis of a going concern which contemplates the realization of assets and satisfaction of liabilities in the normal course of operations, there are conditions, events and material uncertainties that may cast significant doubt about the validity of that assumption. As at December 31, 2008, the Corporation had an accumulated deficit of $49.5 million and negative working capital of approximately $25.5 million.  These consolidated financial statements do not reflect the adjustments to the carrying value of assets and liabilities and the reported expenses and balance sheet classifications that would be necessary were the going concern assumption inappropriate, and these adjustments could be material.

The Corporation also faces material uncertainties including: continued and expected operating losses, negative operating cash flows, ability to obtain or renew financing, declining copper, gold and silver prices and expected returns from the Corporation’s equity interest in the San José Project and the timing of cash receipts related to that investment.

Subsequent events have resolved some of these concerns.  In February 2009, the Corporation raised gross proceeds of C$40 million through a private placement of 40 million shares at C$1.00 per share.  Some of these funds were used to pay the related party cash call payable of $11.3 million owing at December 31, 2008, and the bank loan of $17.5 million (Note 9(b)(vii).  On March 24, 2009, the Corporation had $3.2 million in cash and cash equivalents.

3.

SIGNIFICANT ACCOUNTING POLICIES

These consolidated financial statements have been prepared by the Corporation in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) using the following

MINERA ANDES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(U.S. Dollars)

3.

SIGNIFICANT ACCOUNTING POLICIES- continued

significant accounting policies.

a.

Basis of Presentation and Principles of Consolidation

These consolidated financial statements include the accounts of the Corporation and all of its subsidiaries and investments, including its principal subsidiaries, MASA and Minera Andes (USA) Inc. (“MUSA”) as well as other non-significant subsidiaries.  As stated above, MASA holds the Corporation’s interest in MSC.

Our investment in MSC, is accounted for by the equity method, whereby the Corporation records its investment and its share of the earnings and losses of MSC.  All significant intercompany transactions and balances have been eliminated from the consolidated financial statements.

b.

Foreign Currency Translation

The statements are reported and measured in U.S. dollars, which is the currency which the majority of the Corporation’s transactions are incurred.  Our consolidated operations are integrated and balances denominated in currencies other than U.S. dollars are translated into U.S. dollars using the temporal method. This method translates foreign currency monetary assets at the exchange rates prevailing at the balance sheet date. Non-monetary assets and liabilities denominated in foreign currencies are translated using the rate of exchange at the transaction date; and foreign exchange gains and losses are included in the statement of operations.

c.    Cash and Cash Equivalents

Cash and cash equivalents include cash, and those short-term money market instruments that are readily convertible to cash with an original term of less than 90 days.

d.

Mineral Properties and Deferred Exploration Costs

Mineral properties consist of exploration and mining concessions, options and contracts. Acquisition and leasehold costs and exploration costs are capitalized and deferred until such time as the property is put into production or the properties are disposed of either through sale or abandonment. If put into production, the costs of acquisition and exploration are amortized over the life of the property, based on the current production and estimated economic reserves.  Proceeds received from the sale of any interest in a property are first credited against the carrying value of the property, with any excess included in operations for the period. If a property is abandoned, the property and deferred exploration costs are written off to operations.  On a quarterly basis, we evaluate the future recoverability of our mineral properties and deferred exploration costs.  Long-lived assets, including mineral properties and equipment are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Impairment is considered to exist if the total estimated future undiscounted cash flows are less than the carrying amount of the assets. Any asset impairment is measured and recorded based on discounted estimated future cash flows. Future cash flows are estimated based on expected future production, commodity prices, operating costs and capital costs.

e.    Investment

Investments over which we exert significant influence, are accounted for using the equity method.  Under this method, our share of earnings and losses is included in the statement of operations and the balance of the investment is adjusted by a like amount.  Where there has

MINERA ANDES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(U.S. Dollars)

3.

SIGNIFICANT ACCOUNTING POLICIES - continued

e.    Investment – continued

been a loss in value that is other than a temporary decline, the carrying value is reduced to estimated realizable value.

Expenses related to the construction of a mining facility, interest expense on the debt, debt discount, and other legal and consulting expenses are capitalized until the mining facility is placed into commercial production.  Once in commercial production, expenses related to the mining facility, interest expense on the debt, debt discount and other legal and consulting expenses are expensed as incurred.

f.

Equipment and Depreciation

Equipment is recorded at cost, and depreciation is provided on a declining–balance basis over estimated useful lives of up to five years to a residual value of 10%.

g.

Accounting for Income Taxes

Income taxes are calculated using the asset and liability method of accounting for income taxes. Under the liability method, future tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and for tax losses and other deductions carried forward.

Future income tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply when the asset is realized or the liability settled. A reduction in respect of the benefit of a future tax asset (a valuation allowance) is recorded against any future tax asset if it is not more likely than not to be realized. The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period in which the change is substantively enacted.

h.

Basic and Diluted Loss per Common Share

Basic loss per share is calculated by dividing net loss applicable to common shareholders by the weighted-average number of common shares outstanding for the year.

For the years ended December 31, 2008 and 2007, potentially dilutive common shares (relating to options and warrants outstanding at year end) totaling 33,128,947(2007 – 29,554,140) were not included in the computation of loss per share because their effect was anti-dilutive.  Therefore, diluted loss per share is the same as basic loss per share.

i.

Estimates

The preparation of consolidated financial statements in conformity with Canadian GAAP requires that the Corporation’s management make estimates and assumptions about future events that affect the amounts reported in the consolidated financial statements and related notes to the financial statements. Actual results may differ from those estimates.

Significant estimates used in the preparation of these consolidated financial statements include, but are not limited to, the recoverability of mineral properties and deferred exploration expenses, investment, and long-lived assets, asset retirement obligations, stock-based compensation, income taxes, the recording of liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenditures during the reporting period.  Actual results could differ from management’s best estimates.

MINERA ANDES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(U.S. Dollars)

3.

SIGNIFICANT ACCOUNTING POLICIES - continued

j.

Stock-Based Compensation

The Corporation has a stock option plan as described in Note 9(c). The value of stock options granted is estimated on the date of grant using the Black-Scholes option-pricing model. The Black-Scholes option-pricing model requires the input of subjective assumptions, including the expected term of the option and stock price volatility. The expected term of options granted is determined based on historical data on employee exercise and post-vesting employment termination behavior. Expected volatility is based on the historical volatility of the share price of the Corporation. These estimates involve inherent uncertainties and the application of management judgment. Compensation expense for options granted to non-employee consultants is re-measured on each balance sheet date. The fair value of stock options granted is recognized as a charge to operations on a straight line basis over the applicable vesting period, with an offset to contributed surplus. Where stock options are granted in exchange for services directly related to specific mineral properties, the expense is capitalized against the mineral property. The amount of compensation cost recognized at any date at least equals the value of the vested portion of the options at that date. When stock options are exercised, the consideration paid by employees is credited to share capital. See Note 9 for details of assumptions used in the calculations.

k.

Asset Retirement Obligations

The Corporation’s exploration activities are subject to various governmental laws and regulations relating to the protection of the environment. These environmental regulations are continually changing and are generally becoming more restrictive. The Corporation has made, and intends to make in the future, expenditures to comply with such laws and regulations. The Corporation has recorded a liability and a corresponding asset for the estimated future cost of reclamation and closure, including site rehabilitation and long-term treatment and monitoring costs, discounted to net present value. However, these estimates are subject to change based on changes in circumstances and any new information that becomes available.  This policy is directed only at MAI properties. The asset retirement obligation related to the investment in MSC is recorded on the financial statements of MSC.

l.

Share consideration

Agent’s warrants, stock options and other equity instruments issued as purchase consideration in non-cash transactions, other than as consideration for mineral properties, are recorded at fair value determined by management using the Black-Scholes option pricing model.  The fair value of the shares issued as purchase consideration for mineral properties is based upon the trading price of those shares on the TSX on the date of the agreement to issue shares as determined by the Board of Directors.

m.

Warrants

Proceeds from unit placements are allocated between shares and warrants issued according to their relative fair value.  The value of the share component is credited to share capital and the value of the warrant component is credited to Warrants, a separate component of shareholders equity.   Upon exercise of the warrants, consideration paid by the warrant holder together with the amount previously recognized in warrants is recorded as an increase to share capital.

MINERA ANDES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(U.S. Dollars)

4.

CHANGES IN ACCOUNTING POLICIES AND RECENT ACCOUNTING PRONOUNCEMENTS

a.

Accounting Policies Implemented Effective January 1, 2008

Capital Disclosures

Effective January 1, 2008, the Corporation adopted Section 1535, “Capital Disclosures”, of the Canadian Institute of Chartered Accountant’s (“CICA”) Handbook (the “Handbook”).  Section 1535, which applies to financial years beginning on or after October 1, 2007, requires disclosure of a Corporation’s objectives, policies, and processes for managing   capital, quantitative data about what the entity regards as capital and whether the entity has complied with any capital requirements and, if it has not complied, the consequences of such non-compliance. Disclosures required by Section 1535 are included in Note 14.

Financial Instruments

Effective January 1, 2008, the Corporation adopted Section 3862, “Financial Instruments – Disclosures”, and Section 3863, “Financial Instruments – Presentation”, of the Handbook.  Sections 3862 and 3863, which apply to financial years beginning on or after October 1, 2007, replace section 3861, “Financial Instruments – Disclosures and Presentation”.  Sections 3862 and 3863 increase the disclosure currently required, in order to enable users to evaluate the significance of financial instruments for an entity’s financial position and performance, including disclosures about fair value. In addition, disclosure is required of qualitative and quantitative information about exposure to risks arising from financial instruments, including specified minimum disclosures about credit risk, liquidity risk and market risk.  The quantitative disclosures must provide information about the extent to which the entity is exposed to risk, based on information provided internally to the entity’s key management personnel.  The impact of adopting these sections is included in Note 15 to the Corporation’s consolidated financial statements for the year ended December 31, 2008.

Inventories

In June 2007, the CICA issued Section 3031, “Inventories”, which replaces Section 3030 and harmonizes the Canadian standard related to inventories with International Financial Reporting Standards (“IFRS”). Section 3031 provides more extensive guidance on the determination of cost, including allocation of overhead, narrows permitted cost formulas, requires impairment testing, and expands the disclosure requirements to increase transparency.  Section 3031 was adopted on January 1, 2008, and did not have an impact on the Corporation’s consolidated financial statements.

Going Concern

In June 2007, CICA Section 1400 was amended to clarify requirements for management to assess and disclose an entity’s ability to continue as a going concern. This section was adopted on January 1, 2008. Disclosure required by this section is disclosed in Note 2 of the Corporation’s consolidated financial statements.

Income Statement Presentation

In August 2008, the CICA issued EIC-172, “Income statement presentation of tax loss carryforward recognized following an unrealized gain recorded in other comprehensive income”. EIC-172 provides guidance on whether the tax benefit from the recognition of tax loss carry forwards consequent to the recording of unrealized gains in other comprehensive income, such as unrealized gains on available-for-sale financial assets, should be recognized in net income or in other comprehensive income. EIC-172 should be applied retrospectively, with restatement of prior periods from the date of adoption of Section 3855

MINERA ANDES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(U.S. Dollars)

4.

CHANGES IN ACCOUNTING POLICIES AND RECENT ACCOUNTING PRONOUNCEMENTS- continued

b.

Recent Accounting Pronouncements - continued

Income Statement Presentation - continued

“Financial Instruments”, for all interim and annual reporting periods ending on or after September 30, 2008. The adoption of this new accounting policy did not have any impact on the Corporation’s consolidated financial statements for the year ended December 31, 2008.

International Financial Reporting Standards

In February 2008, the Canadian Accounting Standards Board confirmed that publicly accountable enterprises will be required to adopt IFRS for fiscal years beginning on or after January 1, 2011, with earlier adoption permitted. Accordingly, the conversion to IFRS will be applicable to the Corporation’s reporting no later than in the first quarter of 2011, with restatement of comparative information presented. The conversion to IFRS will impact the Corporation’s accounting policies, information technology and data systems, internal control over financial reporting, and disclosure controls and procedures. The transition may also impact business activities, such as foreign currency and hedging activities, certain contractual arrangements, debt covenants, capital requirements and compensation arrangements.

Goodwill and Intangible Assets

In February 2008, the CICA issued Section 3064, “Goodwill and Intangible Assets”, which establishes revised standards for recognition, measurement, presentation and disclosure of goodwill and intangible assets, other than the initial recognition of goodwill or intangible assets acquired in a business combination. Concurrent with the introduction of this standard, the CICA withdrew EIC-27, “Revenues and Expenses During the Pre-operating Period”.  As a result of the withdrawal of EIC-27, companies will no longer be able to defer costs and revenues incurred prior to commercial production at new mine operations.  The changes are effective for interim and annual financial statements beginning January 1, 2009.  The Corporation is in the process of evaluating the impact of this new standard for adoption on January 1, 2009.

Business Combinations

In January 2009, the Accounting Standards Board (AcSB) issued the following new Handbook sections: 1582 – Business Combinations, 1601 – Consolidations, and 1602 – Non-Controlling Interests. These standards are to be applied prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after January 1, 2011. The Corporation has not yet determined the impact of the adoption of these standards on its consolidated financial statements

Credit Risk and the Fair Value of Financial Assets and Financial Liabilities

In January 2009 the EIC issued EIC-173.  In this EIC, the Committee reached a consensus that in determining the fair value of financial assets and financial liabilities an entity should take into account the credit risk of the entity and the counterparty. The Corporation has not yet determined the impact of the adoption of this standard on its consolidated financial statements.

MINERA ANDES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(U.S. Dollars)

5.

EQUIPMENT

		December 31, 2008		December 31, 2007
		Accumulated			Accumulated
	Cost	Depreciation	Net	Cost	Depreciation	Net
Field
Equipment	$100,952	$93,448	$7,504	$100,952	$88,099	$12,853
Office
Equipment	132,039	108,087	23,952	120,320	92,242	28,078
Total	$232,991	$201,535	$31,456	$221,272	$180,341	$40,931

6.

MINERAL PROPERTIES AND DEFERRED EXPLORATION COSTS

At December 31, 2008, through our subsidiaries and investment, we hold interests in approximately 304,221 acres (123,133 hectares (“ha”)) of mineral rights and mining lands in three Argentine provinces.  Under our present acquisition and exploration programs, we are continually acquiring additional mineral property interests and exploring and evaluating our properties.  If, after evaluation, a property does not meet our requirements, then the property and deferred exploration costs are written off to operations.  All properties in Argentina are subject to royalty agreements as disclosed in Note 11. Mineral property costs and deferred exploration costs, net of mineral property option proceeds, are as follows:

MINERA ANDES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(U.S. Dollars)

6.

MINERAL PROPERTIES AND DEFERRED EXPLORATION COSTS - continued

2008 COSTS BY PROPERTY

	San Juan		Santa
	Los	San Juan	Cruz	Chubut	General
Description	Azules	Cateos	Cateos	Cateos	Exploration	Total
Balance, beginning of year	$6,034,844	$341,100	$1,951,937	$10,000	--	$8,337,881
Assays and analytical	125,356	--	12,151	--	223	$137,730
Construction and trenching	10,178	--	--	--	--	$10,178
Consulting fees	227,469	--	3,437	878	58,493	$290,277
Depreciation	--	--	--	--	12,799	$12,799
Drilling	3,644,050	--	--	--	--	$3,644,050
Equipment Rental	799,953	--	346,974	--	--	$1,146,927
Geology	1,206,616	6,085	127,096	1,432	130,383	$1,471,612
Geophysics	--	--	9,377		--	$9,377
Insurance	--	--	--	--	6,091	$6,091
Legal	52,824	1,788	--	--	71,240	$125,852
Maintenance	3,851	--	7,131	--	9,280	$20,262
Materials and supplies	350,113	3,724	115,383	--	12,411	$481,631
Project overhead	38,910	69	2,753	12	153,868	$195,612
Property and mineral rights	22,370	--	45,445	--	(1,667)	$66,148
Telephone	8,040	--	4,073	--	1,889	$14,002
Travel	156,611	434	38,092	--	37,832	$232,969
Wages and benefits	30,528	--	10,673	--	149,741	$190,942
Overhead allocation	609,235	--	33,239	109	(642,583)	$--
Write-off of deferred costs	--	--	(1,385)	(2,431)	--	($3,816)
Balance, end of year	$13,320,948	$353,200	$2,706,376	$10,000	--	$16,390,524

MINERA ANDES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(U.S. Dollars)

6.

MINERAL PROPERTIES AND DEFERRED EXPLORATION COSTS - continued

2007 COSTS BY PROPERTY

	San Juan		Santa
	Los	San Juan	Cruz	Chubut	General
Description	Azules	Cateos	Cateos	Cateos	Exploration	Total
Balance, beginning of year	$2,790,553	$327,540	$2,234,259	$252,796	--	$5,605,148
Assays and analytical	55,567	--	8,156	--	--	$63,723
Construction and trenching	146,528	--	40,581	--	--	$187,109
Consulting fees	--	933	13,224	3025	141,527	$158,709
Depreciation	--	--	--	--	28,345	$28,345
Drilling	1,088,551	55	195,037	--	--	$1,283,643
Equipment Rental	496,901	--	58,683	--	83	$555,667
Geology	543,514	7,541	172,931	2,360	30,695	$757,041
Insurance	--	--	--	--	3,687	$3,687
Legal	1,120	--	--	--	182,556	$183,676
Maintenance	5,022	--	1,563	--	9,887	$16,472
Materials and supplies	149,250	316	28,029	--	15,964	$193,559
Project overhead	34,710	119	7,004	129	168,040	$210,002
Property and mineral rights	13,831	56	31,700	334	-	$45,921
Telephone	3,319	17	14,417	--	19,844	$37,597
Travel	191,887	396	27,499	--	48,348	$268,130
Wages and benefits	12,134	--	6,066	--	54,536	$72,736
Asset retirement obligation	35,000	--	10,000	--	--	$45,000
Overhead allocation	466,957	4,127	230,075	2,353	(703,512)	--
Write-off of deferred costs	--	--	(1,127,287)	(250,997)	--	($1,378,284)
Balance, end of year	$6,034,844	$341,100	$1,951,937	$10,000	--	$8,337,881

a.

 San Juan Project

The San Juan Province project comprises four properties (2007 – four properties), which includes Los Azules, totaling 64,392 ha (2007 – 48,547 ha) in southwestern San Juan province. At present, these lands are not subject to a royalty; however, the government of San Juan has not waived its rights to retain up to a three percent "mouth of mine" royalty from production. Land holding costs for 2009 are estimated at $20,000.

Expenditures in 2008, as in 2007, were primarily for an on-going exploration program at the Los Azules project.

In order to exercise the MASA Option, MASA must incur $1 million in expenditures on the MIM Properties, deliver to MIM an independent scoping study and technical report in respect of the Combined Property (the “Los Azules Preliminary Assessment”) and deliver a notice of

MINERA ANDES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(U.S. Dollars)

6.

MINERAL PROPERTIES AND DEFERRED EXPLORATION COSTS - continued

a.

San Juan Project - continued

exercise.  MASA has incurred and paid in excess of $1 million in expenditures ($13.3 million to December 31, 2008) and expects to deliver the Los Azules Preliminary Assessment to MIM by the end of March 2009.  MASA however has not, as of yet, formally exercised the MASA Option.

On exercise of the MASA Option, MIM is required to transfer the MIM Properties to MASA.  However, if in the opinion of MIM, the Los Azules Preliminary Assessment shows the potential to economically produce 100,000 tonnes (200 million pounds) of contained copper per year for 10 years or more then MIM has the right to earn a 51% interest in the Combined Property (the “Back-in Right”). To satisfy the conditions of the Back-in Right, MIM must assume control and responsibility for the Combined Property, make a cash payment to Minera Andes of three times MASA’s and its affiliates’ direct expenditures incurred and paid on the Combined Property after the 25th of November 2005 and complete a bankable feasibility study within five years of its election to exercise the Back-in- Right. In the event that the Los Azules Preliminary Assessment does not, in MIM’s opinion, meet the criterion contemplated above, MIM’s interest is reduced to a right of first refusal on a sale of the Combined Property, or any part thereof.

b.   Chubut Projects

We hold one (2007 – one) manifestation of discovery in the Precordilleran region of Chubut, totaling 1,480 ha (2007 – 1,480 ha).  Expenditures in 2008 and 2007 relate primarily to land maintenance costs. As at December 31, 2008 and December 31, 2007, based on management’s assessment of the future recoverability of certain mineral properties and deferred exploration costs, $2,431 and $250,997 were written off, respectively. Land holding costs for 2009 are estimated at $3,500.

c.

Santa Cruz Projects

We currently control 9 (2007 – 15) cateos and 36 (2007 – 29) manifestations of discovery totaling 66,274 ha (2007 – 73,195 ha) in the Santa Cruz province. Land holding costs for 2008 are estimated at $10,000. We have been actively exploring in the region since 1997. The properties have been acquired on the basis of geologic and geochemical reconnaissance. Expenditures in 2007 and 2008 relate to land acquisition and reconnaissance geologic surveys on the acquired properties. Geologic evaluation of these targets is ongoing. As at December 31, 2008 and December 31, 2007, based on management’s assessment of the future recoverability of certain mineral properties and deferred exploration costs, $1,385 (2007 – $1,127,287) was written-off.

7.    INVESTMENT IN MINERA SANTA CRUZ (MSC) – the San José Project

MSC is owned, as to 49%, by MASA, an indirect wholly-owned subsidiary of Minera Andes Inc. and, as to 51%, by Hochschild Mining (Argentina) Corporation S.A., a subsidiary of Hochschild Mining plc (together with its affiliates and subsidiaries, “Hochschild”).

The Corporation’s interest in, and the affairs of, MSC are governed by an option and joint venture agreement dated March 15, 2001 between MASA and Hochschild (as amended by agreements dated May 14, 2002, August 27, 2002 and September 10, 2004, the (“OJVA”).

MINERA ANDES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(U.S. Dollars)

7.    INVESTMENT IN MINERA SANTA CRUZ (MSC) – the San José Project – continued

Under the OJVA we are entitled to appoint one of the three members of the Board of Directors of MSC and Hochschild is entitled to appoint the balance of the members of the Board of Directors of MSC.  The OJVA grants us a “veto” in respect of certain and very limited matters regarding the affairs of MSC and the operation of the San José Project.  Although we are permitted to vote against or otherwise disagree with decisions made by Hochschild in respect of the San José Project, many decisions have been made, notwithstanding our express disagreement.

In particular, we have a limited, if any, ability to control the timing or amount of cash calls and decisions made in that regard may have an adverse affect on our operations and financial position as there can be no assurance that if made, we will have the funds available to satisfy any such cash call when due and that our interest in the San José Project will not be reduced as a result.

The investment in MSC is comprised of the following:

	Year Ended
	December 31,	December 31,
	2008	2007
Investment in MSC,
beginning of year:	$64,726,565	$30,963,692
Plus:
Deferred costs incurred	--	2,217,758
Amortization of deferred costs	(720,000)	--
Advances during the period	11,310,317	36,211,000
Income (loss) from equity investment	1,965,238	(4,665,885)

Investment in MSC, end of year	$77,282,120	$64,726,565

	Year Ended
	December 31,	December 31,
	2008	2007
Summary of MSC's financial information
from operations:
Sales	$111,255,558	$1,253,361

Net income (loss) - MSC	$4,010,689	$(9,522,074)

Minera Andes Inc. portion - 49%	$1,965,238	$(4,665,885)

Payable to MSC for cash call	$11,270,000	$16,905,000

Effective January 1, 2008, the San José Project began commercial production. During the fiscal year 2007, the expenses related to the construction of the mining facility, interest expense on the

MINERA ANDES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(U.S. Dollars)

7.    INVESTMENT IN MINERA SANTA CRUZ (MSC) – the San José Project - continued

debt,  debt discount and other legal and consulting expenses had been capitalized as the mining facility had not been placed into commercial production.

Commencing in 2008, expenses related to the mining facility, interest expense on the debt, debt discount and other legal and consulting expenses are being expensed as incurred.  In addition, the deferred capitalized costs are being amortized based on the units of production to the total reserves.

The San José project area covers approximately 50,491 ha and is comprised of 46 contiguous mining claims (“Minas” and “Manifestations of Discovery”) totalling approximately 40,498.69 ha and one exploration claim (“Cateo”) totalling 9,992.5 ha located in the western half of the province of Santa Cruz. The mining claims include 17 Minas (15,450 ha) and 29 Manifestations of Discovery (25,049 ha), “Manifestations” are claims that are in the application process for mining claim status.  The cateo is controlled 100% by MSC.  Any production from these lands may be subject to a provincial royalty.

Project financing for the San José Project has been primarily provided pursuant to a letter agreement dated October 10, 2006 (as amended by agreements dated October 17, 2006, October 24, 2006,

January 5, 2007, January 25, 2007, February 26, 2007, February 28, 2007, March 29, 2007, April 26, 2007 and June 29, 2007, the “Project Loan Letter Agreement”) between the Corporation, MSC and by assignment, Hochschild Mining Holdings Limited (the “Hochschild Lender”), an affiliate of Hochschild Mining plc.

Under the Project Loan Letter Agreement, the Hochschild Lender and the Corporation agreed to provide MSC with an unsecured bridge loan in the aggregate amount of $20 million (the “Bridge Loan”).  The Project Loan Letter Agreement provides that the Bridge Loan was to be structured as loans to MSC by each of the Corporation and the Hochschild Lender, in each case, in amounts proportionate to the shareholdings of the Corporation and Hochschild in MSC.

The Project Loan Letter Agreement however, further provides that the loan to be made by the Corporation to MSC would be structured as (i) a loan by the Hochschild Lender to the Corporation (the “Project Loan Payable”); and (ii) a corresponding loan by the Corporation to MSC (the “Project Loan Receivable”).  As a result, the Bridge Loan was made by way of (i) a loan by the Hochschild Lender to MSC in an amount equal to 51% of the amount of the Bridge Loan; (ii) a loan by the Hochschild Lender to the Corporation in an amount equal to 49% of the amount of the Bridge Loan; and (iii) a corresponding loan by the Corporation to MSC in the same amount and on the same terms as the preceding loan by the Hochschild Lender to the Corporation. Both, the Project Loan Payable and the Project Loan Receivable bear interest at the same rate and upon the same terms (including repayment).

The Project Loan Letter Agreement also provides for a permanent secured project loan in the aggregate amount of $65 million (the “Project Loan”), structured in the same manner as the Bridge Loan, and replacing the Bridge Loan, to be documented in definitive agreements, which, have not yet been entered into.

Amounts advanced under the Project Loan Letter Agreement by the Hochschild Lender to the Corporation and then by the Corporation to MSC are currently unsecured except that, as security for the loan made by the Hochschild Lender to the Corporation, the Corporation has pledged to the Hochschild Lender, its right to the repayment of the corresponding loans made by the Corporation to MSC.

MINERA ANDES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(U.S. Dollars)

7.    INVESTMENT IN MINERA SANTA CRUZ (MSC) – the San José Project - continued

The current drafts of the definitive agreements (the “Draft Loan Documents”) and the Project Loan Letter Agreement provide that the Project Loan will be secured by a security interest granted by MSC in favour of the Hochschild Lender and the Corporation in certain MSC bank accounts.  In addition, under the Draft Loan Documents, the Corporation will be required to (i) continue to pledge, to the Hochschild Lender, the Corporation’s right to receive repayment of the loans made by the Corporation to MSC; and (ii) grant to the Hochschild Lender a security interest in the Corporation’s security interest in MSC’s bank accounts.  The Corporation will also be required to direct MSC to pay all amounts owing by it to the Corporation directly to the Hochschild Lender with such amounts being concurrently applied against amounts owing by MSC to the Corporation and the corresponding amounts owing by the Corporation to the Hochschild Lender.

The Hochschild Lender and MSC have agreed that until the definitive agreements are finalized, no payment of interest or principal will be due.  Thereafter principal will be repaid in quarterly installments, however non-payment (in and of itself) will not constitute an event of default.

The Project Loan currently bears fixed interest at LIBOR plus 2.50%, 8.21%, based on the rate at inception.  It has been agreed that once the definitive agreements are finalized, interest will increase to LIBOR plus 2.85% and will be subject to interest rate fluctuations.

As at December 31, 2007 and December 31, 2008, the entire Project Loan ($65 million), had been advanced. The Corporation’s 49% share of the Project Loan was $31.85 million.  Therefore, the Corporation has recorded the Project Loan Payable and the Project Loan Receivable in offsetting amounts. The project loan receivable/payable was advanced to MSC by Hochschild on the Corporation’s behalf. The related interest income/expense will be paid to the Hochschild Lender by MSC on the Corporation’s behalf.

The future minimum payments for the next four years ending December 31 are estimated to be:

2009	$--
2010	13,475,000
2011	13,475,000
2012	4,900,000
$31,850,000

8.

BANK LOAN

In October 2007, we entered into the second amended and restated credit agreement dated as of October 22, 2007 (the “Macquarie Credit Agreement”) with Macquarie Bank Limited (“Macquarie”), under which Macquarie made two non-revolving term loans to us, in the aggregate principal amount $17.5 million.  The first non-revolving term loan was in the principal amount of $7.5 million (the “First Loan”) of which $5.9 million was for the development of the San José project and $1.6 million was for general purposes.  The second non-revolving term loan was in the aggregate principal amount of $10 million (the “Second Loan” and together with the First Loan, the “Bank Loan”) of which $8.6 million was for the development of the San José project and $1.4 million was for general purposes.

The commercial terms of the First Loan includes a facility fee of 1.5% of the principal amount and interest of LIBOR plus 2% per annum.  In addition, the Corporation issued Macquarie share

MINERA ANDES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(U.S. Dollars)

8.

BANK LOAN– continued

purchase warrants to acquire 4,227,669 common shares of the Corporation at an exercise price of C$2.06 per share. The warrant exercise price was calculated at a 25% premium to the volume weighted average of the Corporation’s common shares determined from the twenty business days prior to February 21, 2007. Each warrant is exercisable for two years.  The warrants and the underlying common shares had a four month hold period. The fair value of the warrants was calculated using the Black-Scholes option pricing model with the following assumptions: dividend yield – Nil; risk free interest rate – 3.87%; expected volatility of 59.18% and an expected life of 24 months.  The difference between the allocated fair value of the warrants and the face value of the First Loan of $1,731,100 was initially recorded as a debt discount with a corresponding entry to contributed surplus.  A success fee of $75,000, being 1% of the principal amount of the First Loan, was paid to Xystus Limited for assisting with the structuring and negotiation of the First Loan.

The commercial terms of the Second Loan included a facility fee of 1.5% of the principal amount, interest of LIBOR plus 2.75% per annum and a maturity date of September 30, 2009.  In addition, the Corporation issued Macquarie share purchase warrants to acquire 4,066,390 common shares of the Corporation at an exercise price of C$2.41 per share. The warrant exercise price was calculated at a 20% premium to the volume weighted average of the Corporation’s common shares determined from the twenty business days prior to October 22, 2007. Each warrant is exercisable for two years. The fair value of the warrants was calculated using the Black-Scholes option pricing model with the following assumptions: dividend yield – Nil; risk free interest rate – 4.12%; expected volatility of 62.35% and an expected life of 24 months. The difference between the allocated fair value of the warrants and the face value of the Second Loan of $1,925,200 was initially recorded as a debt discount with a corresponding entry to contributed surplus. The warrants and the underlying common shares had a hold period until February 25, 2008. A success fee of $100,000, being 1% of the principal amount of the Second Loan, was paid to Xystus Limited for assisting with the structuring and negotiation of the Second Loan.

			Carrying
	Face Amount	Discount	Value
Current portion

First Loan, due March 2009	$7,500,000	$1,731,100	$5,768,900
Debt accretion at December 31, 2007	--	(596,578)	596,578
Accretion of debt discount	--	(892,491)	892,491
Repayment of First Loan	--	--	--
First Loan at December 31, 2008	$7,500,000	$242,031	$7,257,969

Second Loan, due September 2009	$10,000,000	$1,925,200	$8,074,800
Debt accretion at December 31, 2007	--	(151,552)	151,552
Accretion of debt discount	--	(970,946)	970,946
Repayment of Second Loan	--	--	--
Second Loan at December 31, 2008	$10,000,000	$802,702	$9,197,298

Totals	$17,500,000	$1,044,733	$16,455,267

MINERA ANDES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(U.S. Dollars)

8.

BANK LOAN– continued

During the year ended December 31, 2008, interest expense incurred on the Bank Loan was $2,817,118 of which $953,681 was interest expense and $1,863,437 was accreted interest expense  (2007 – $479,974 interest expense incurred, and accreted interest expense of $627,459 related to the debt discount were capitalized to the Corporation’s investment in MSC (Note 7) using the effective interest rate method and $119,459 of interest expense incurred and accreted interest expense of $120,671 for general purposes were expensed to net loss).

Under the terms of the Macquarie Credit Agreement the Corporation was required to maintain minimum amounts of cash and cash equivalents and at December 31, 2008, the Corporation did not hold such cash and cash equivalents.  This was an event of default under the Macquarie Credit Agreement.  As such, Macquarie was entitled to demand immediate repayment of all amounts due thereunder.  The Bank Loan was subsequently paid in full on March 4, 2009.  Our obligations to Macquarie were secured by, among other things; all of our assets (see Subsequent Events Note 18).

9.    SHARE CAPITAL

a.

Authorized

We have authorized capital of an unlimited number of common shares, with no par value, and an unlimited number of preferred shares, with no par value.

b.

Changes to Share Capital – Issued, Allotted, and/or Subscribed:

See Statement of Stockholders’ Equity for additional information.

In February 2007, the shareholders approved a warrant exercise incentive program. The Corporation received gross proceeds of C$3.9 million through the early exercise of 6,006,758 warrants, under the incentive program for the early exercise of three series of common share purchase warrants of the Corporation.

i.

The early exercise incentive program pertains to three private placements listed in the table below.  Notices regarding the early exercise incentive program were delivered to holders of warrants issued in connection with the private placements listed below.  Warrant holders were offered an incentive, consisting of a new warrant (a “New Warrant”), to exercise warrants held by them on or before March 19, 2007. The following table sets forth the number of warrants exercised pursuant to the early incentive program, the funds received and the number of warrants outstanding after the early incentive program in 2007:

Warrant price (C$)	Expiry date	Number of warrants exercised	Value of warrants exercised under incentive program (C$)	Number of warrants outstanding after early exercise
0.50	November 13, 2008	851,500	$ 425,750	878,725
0.55	December 1, 2007	935,714	514,643	--
0.70	March 22, 2010	4,219,544	2,953,680	2,012,409
Total		6,006,758	$ 3,894,073	2,891,134

Under the incentive program, a total of 600,673 New Warrants were issued, each entitling the holder to acquire a common share of the Corporation at a price of C$1.75 per share until September 19, 2008. The New Warrants and common shares issuable upon exercise

MINERA ANDES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(U.S. Dollars)

9.    SHARE CAPITAL – continued

b.

Changes to Share Capital – Issued, Allotted, and/or Subscribed - continued

of the New Warrants were subject to a four-month and one-day hold period. The fair value of the warrants, using the Black-Scholes option pricing model with the following assumptions: dividend yield – Nil; risk free interest rate – 3.87%; expected volatility of 62.36% and an expected life of 18 months was calculated to be $293,379 which amount was recorded as a capital transaction with a corresponding entry to contributed surplus as an incentive warrant payment. None of the new warrants were exercised prior to expiration.

Warrants that were not exercised pursuant to the early exercise incentive program continued to be exercisable for common shares in accordance with the terms thereof.

ii.

On December 19, 2007, we announced proposed financing for a brokered private placement of units for gross proceeds of C$35.0 million, which was completed in three closings.

On December 21, 2007 the first closing was completed at which 13,880,645 units at a price of C$1.55 per unit were issued raising gross proceeds of C$21.515 million. Each unit consisted of one common share and one-half of one common share purchase warrant. Each whole common share purchase warrant entitles the holder to purchase one additional common share at an exercise price of C$2.00 per share until December 21, 2009. The securities were subject to a four-month hold period. The fair value of the purchase warrants was calculated using the Black-Scholes option pricing model with the following assumptions: dividend yield – Nil; risk free interest rate – 3.85%; expected volatility of 58.79% and an expected life of 24 months. The fair value of the warrants calculated to be $3,058,362 was recorded as a capital transaction with a corresponding entry to contributed surplus.

Scotia Capital Inc. (“Scotia”) acted as agent in respect of the first closing while Shoreline Pacific LLC acted in the U.S. (together, the “Agents”).The Agents received a cash commission of 5% of the gross proceeds from the first closing or C$1,075,781.  The Agents also received 694,031 agent’s compensation options (“Agent’s Options”) equal to 5% of the aggregate number of units sold at the first closing.  Each Agent’s Option upon exercise will entitle the holder to acquire one unit at an exercise price of C$1.70 per unit until December 21, 2009. Upon the exercise of the Agent’s Option the Agent will receive a one-half purchase warrant which will entitle the holder to acquire one unit at an exercise price of C$2.00 per unit. The fair value of the Agents Options was calculated using the Black-Scholes option pricing model with the following assumptions: dividend yield – Nil; risk free interest rate – 3.85%; expected volatility of 58.79% and an expected life of 24 months. The fair value of the Agents’ Options, calculated to be $365,934 and the fair value of the agent warrants calculated to be $152,918 were recorded as capital transactions with a corresponding entry to contributed surplus.

A total of 13,880,645 common shares were issued at the first closing of the Private Placement, and 6,940,322 common shares were reserved for issuance on the exercise of the common share purchase warrants and the exercise of 694,031 units comprising the Agent’s Options.

iii.

During 2007, the Corporation issued 1,650,000 shares upon the exercise of stock options at a weighted average exercise price of C$0.52 ($0.48) per share and 8,904,852 shares upon the exercise of purchase warrants at a weighted average exercise price of C$0.91

MINERA ANDES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(U.S. Dollars)

9.    SHARE CAPITAL – continued

b.

Changes to Share Capital – Issued, Allotted, and/or Subscribed - continued

($0.80) per share), including the warrants exercised under the early exercise incentive program.

iv.

On January 29, 2008, the second closing was completed at which 7,778,023 units at a price of C$1.55 per unit were issued raising gross proceeds of C$12.055 million.

Each unit consists of one common share and one-half of one common share purchase warrant. Each whole common share purchase warrant entitles the holder to purchase one additional common share at an exercise price of C$2.00 per share until December 21, 2009. The securities were subject to a four-month hold period. The fair value of the purchase warrants was calculated using the Black-Scholes option pricing model with the following assumptions: dividend yield – Nil; risk free interest rate – 3.17%; expected volatility of 57.07% and an expected life of 24 months. The fair value of the warrants, calculated to be $1,238,355 was recorded as a capital transaction with a corresponding entry to contributed surplus.

Scotia Capital Inc. (“Scotia”) acted as agent in respect of the securities issued at the second closing in Canada while Shoreline Pacific LLC acted in the U.S. (together the “Agents”). The non-brokered component of the second closing was completed with Canaccord Capital Corporation (the “Finder”).

The Agents and the Finder received a 5% commission. The Agents and the Finder also received Agent’s compensation options (“Agent’s Options”) equal to 5% of the aggregate number of units sold at the second closing. Each Agent’s Option upon exercise will entitle the holder to acquire one unit at an exercise price of C$1.70 per unit until December 21, 2009.  The fair value of the Agents Options was calculated using the Black-Scholes option pricing model with the following assumptions: dividend yield – Nil; risk free interest rate – 3.17%; expected volatility of 57.07% and an expected life of 24 months. The fair value of the Agents’ Options, calculated to be $152,953 was recorded as a capital transaction with a corresponding entry to contributed surplus.

A total of 7,778,023 common shares were issued at the second closing of the Private Placement, and 3,889,011 common shares were reserved for issuance on exercise of the common share purchase warrants and the exercise of 388,901 units comprising the Agent’s Options.

v.

The third and final closing of the Private Placement was completed on February 11, 2008 at which time 427,000 units at a price of C$1.55 per unit were sold for gross proceeds of C$661,850. The final closing was non brokered private placement. Each unit consisted of one common share and one-half of one common share purchase warrant. Each whole common share purchase warrant purchase one additional common share at an exercise price of C$2.00 per share until December 21, 2009.  The securities were subject to a four month hold period. The fair value of the purchase warrants was calculated using the Black-Scholes option pricing model with the following assumptions: dividend yield – Nil; risk free interest rate – 3.08%; expected volatility of 53.81% and an expected life of 24 months. The fair value of the warrants, calculated to be $54,985 was recorded as a capital transaction with a corresponding entry to contributed surplus.

The third closing was completed with Canaccord Capital Corporation (the “Finder”).

MINERA ANDES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(U.S. Dollars)

9.    SHARE CAPITAL – continued

b.

Changes to Share Capital – Issued, Allotted, and/or Subscribed - continued

The Finder received a cash commission of 5% of the gross proceeds from the third closing.  The Finder also received agent’s compensation options (“Agent’s Options”)

equal to 5% of the aggregate number of units sold at the third closing.  Each Agent’s Option upon exercise will entitle the holder to acquire one unit at an exercise price of C$1.70 per unit until December 21, 2009.  The fair value of the Agent Options was calculated using the Black-Scholes option pricing model with the following assumptions: dividend yield – Nil; risk free interest rate – 3.08%; expected volatility of 53.81% and an expected life of 24   months. The fair value of the Agents’ Options, calculated to be $7,006 was recorded as a capital transaction with a corresponding entry to contributed surplus.

A total of 427,000 common shares were issued pursuant to the final closing of the private placement, and 213,500 common shares were reserved for issuance on the exercise of the warrants and the exercise of the 21,350 units comprising the Agent’s Options.

vi.

During 2008, the Corporation issued 260,000 common shares upon the exercise of stock options at a weighted average exercise price of C$0.79 ($0.65) per share and 718,916 shares upon the exercise of purchase warrants at a weighted average exercise price of C$0.51 ($0.42) per share.

vii.

On August 5, 2008, Mr. Robert McEwen became a director of the Corporation. In February 2009, Mr. McEwen agreed to complete a private placement in two tranches totaling $40 million designed to alleviate the Corporation's immediate financial pressures (the “McEwen Financing”). First, on February 18, 2009 Mr. McEwen purchased 18,299,970 common shares of the Corporation at a price of C$1.00 per share for proceeds to the Corporation of C$18,299,970 which were used, as to $11.3 million, to satisfy the cash call made in respect of the Corporation's 49% interest in the San José Project. Second, on February 26, 2009 Mr. McEwen purchased 21,700,030 common shares of the Corporation for $21,700,030 by completing another private placement to pay off loans owed by the Corporation to Macquarie in the aggregate principal amount of $17.5 million.

c.

Stock Options

The aggregate number of shares issuable upon exercise of all options granted under the Minera Andes Stock Option Plan (“the Plan”) shall not exceed 10% of the Corporation’s issued and outstanding common shares up to a maximum of 18,940,243 (2007 – 15,169,643) shares. Under the Plan, no participant may be granted an option under the Plan to purchase shares, which exceeds the number of shares permitted to be issued under the Plan pursuant to the rules or policies of any stock exchange on which the common shares are then listed. Under the Plan, the exercise price of each option shall be determined by the directors and shall not be less than the closing price of the Corporation’s common shares on the stock exchange on which the shares are listed on the last trading day immediately preceding the day on which the options are granted.

Options granted under the Plan will not be transferable and, if not exercised, will expire twelve (12) months following the date the optionee ceases to be a director, officer, employee or consultant of the Corporation by reason of death, or three months after ceasing to be a director, officer, employee or consultant of the Corporation for any reason other than death.

MINERA ANDES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(U.S. Dollars)

9.    SHARE CAPITAL – continued

c.

Stock Options – continued

The Plan was amended on June 2, 2008. The amendments include the change in the number of common shares of the Corporation that the option issuance is not to exceed has been increased from 15,169,643 to 18,940,243.  The maximum number of shares which may be reserved for issuance to insiders under the Plan, together with any other security based compensation arrangements of the Corporation, shall not exceed 10% of the shares issued and outstanding at the time of the grant.  The amendments to the stock option plan did not lead to any cancellation or modification of existing stock options outstanding.

In addition, any options granted under the Plan shall vest as follows:

a)

33 1/3% of the options shall vest in and be exercisable  twelve (12)  months from the date of  grant;

b)

33 1/3% of the options shall vest in and be exercisable twenty-four (24) months from the date of grant; and

c)

33 1/3% of the options shall vest in and be exercisable thirty-six (36) months from the date of grant.

The Plan was also amended on August 5, 2008.   The amendment allowed the board of directors to extend the period of time within which a Option may be exercised by a participant who has ceased to be a director, officer, employee, or consultant of the Corporation, or any of its subsidiaries or affiliates, up to a period of 18 months from the date of such cessation but such an extension shall not be granted beyond the original expiry date of the Option.

At December 31, 2008, 3,939,456 (2007 – 1,198,643) options were available for grant under the Plan.

A summary of the status of the Plan as of December 31, 2008 and 2007, and changes during the years ended on those dates is:

	2008		2007

		(C$)		(C$)
		Weighted		Weighted
		Avg.		Avg.
		Exercise		Exercise
	Options	Price	Options	Price
Outstanding at beginning of
year	10,215,000	1.13	11,615,000	1.03
Granted	1,400,000	1.20	250,000	1.73
Exercised	(260,000)	0.79	(1,650,000)	0.52
Expired	(370,000)	--	--	--
Outstanding at end of year	10,985,000	1.15	10,215,000	1.13
Exercisable at end of year	10,385,000	$1.13	9,965,000	$1.13

Weighted average grant-date
fair value of options granted
during the year		C$0.66		C$1.01

MINERA ANDES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(U.S. Dollars)

9.    SHARE CAPITAL – continued

c.

Stock Options – continued

The weighted average remaining contractual life of outstanding options is 2.7 years at December 31, 2008 (2007 – 3.4 years).

At December 31, 2008 options were held by directors, officers, employees and non-employees as follows:

Number of Options	Exercise Price	Expiry Date

720,000	C$0.59	December 5, 2008(1)
1,025,000	C$0.55	September 10, 2009
1,535,000	C$0.60	December 28, 2010
5,620,000	C$1.51	December 27, 2011
20,000	C$0.61	December 14, 2009
250,000	C$1.73	September 4, 2012
100,000	C$1.35	February 14, 2013(2)
900,000	C$1.36	May 23, 2013(3)
415,000	C$0.31	March 21, 2013
400,000	C$0.81	September11,2013(4)
10,985,000

(1)At December 5, 2008 when the options were scheduled to expire, the Corporation was under a blackout prior until March 1, 2009.  Pursuant to the Plan the expiry date of options held by management and directors may be extended 10 business days subsequent to the expiry of the blackout. 360,000 of these options were exercised in March 2009 and the remaining 360,000 options expired.

(2)100,000 stock options were granted at an exercise price of C$1.35 during the three-month period ended March 31, 2008, of which 25,000 options will vest every six months from the February 14, 2008 grant date to February 14, 2010.

(3)900,000 stock options were granted at an exercise price of C$1.36 during the three month period ended June 30, 2008, of which all options vested immediately.

(4)On September 11, 2008, 400,000 options were granted at an exercise price of C$0.81 to four new directors.  The options will vest 1/3 on September 11, 2009, 2010, and 2011.

In connection with the vesting of certain non-employees, employees and directors stock options, the Corporation recorded stock option compensation of $713,729 and $40,000 to wages and benefits in the statement of operations and $94,317 and Nil capitalized to mineral properties for the years ended December 31, 2008 and 2007, respectively.

The fair value of the stock options granted in 2008 was calculated using the Black-Scholes option pricing model with the following range of assumptions: dividend yield – Nil; risk free interest rate – 2.90% to 3.34%; expected volatility of 57.85% to 70.09% and an expected life of 60 months.

A summary of the status of the Corporation’s stock options issued as agents compensation options as of December 31, 2008 and 2007 is:

MINERA ANDES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(U.S. Dollars)

9.    SHARE CAPITAL – continued

c.

Stock Options - continued

	2008		2007

		(C$)		(C$)
		Weighted		Weighted
	Agent's	Avg.	Agent's	Avg.
	Compensation	Exercise	Compensation	Exercise
	Options	Price	Options	Price
Outstanding at beginning of year	694,031	1.70	--	--
Granted	410,251	1.70	694,031	1.70
Exercised	--	--	--	--
Expired	--	--	--	--
Outstanding at end of year	1,104,282	1.70	694,031	1.70

Exercisable at end of year	1,104,282	$1.70	694,031	$1.70

Weighted average grant-date fair
value of options granted during		C$0.31		C$0.50
the year		($0.25)		($0.51)

At December 31, 2008 there were options held by agents for the purchase of our common shares as follows:

Number of Options	Exercise Price	Expiry Date
694,031	C$1.70	December 21, 2009
388,901	C$1.70	December 21, 2009
21,350	C$1.70	December 21, 2009
1,104,282

d.

Warrants

The range of exercise prices on outstanding warrants is C$0.70 to C$2.41 with a weighted average contractual life of 8.4 months at December 31, 2008.

A summary of the status of the outstanding warrants at December 31, 2008 and 2007, and changes during the years ended on those dates is:

MINERA ANDES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(U.S. Dollars)

9.    SHARE CAPITAL – continued

d.

Warrants - continued

	2008		2007

		(C$)		(C$)
		Weighted		Weighted
		Avg.		Avg.
		Exercise		Exercise
	Warrants	Price	Warrants	Price
Outstanding and exercisable at
beginning of year	18,298,094	1.91	11,367,892	0.85
Purchase warrants	4,102,511	2.00	15,835,054	2.11
Expired warrants	(642,024)	--	--	--
Brokers' warrants	--	--	--	--
Exercised	(718,916)	0.51	(8,904,852)	0.91
Outstanding and exercisable at
end of year	21,039,665	$1.99	18,298,094	$1.91

At December 31, 2008 there were full warrants held for the purchase of the Corporation’s common shares as follows:

Number of Warrants	Exercise Price	Expiry Date
4,227,669	C$2.06	March 7, 2009
4,066,390	C$2.41	September 3, 2009
6,940,322	C$2.00	December 21, 2009
3,889,011	C$2.00	December 21, 2009
213,500	C$2.00	December 21, 2009
1,702,773	C$0.70	March 22, 2010
21,039,665

On March 7, 2009, 4,227,669 warrants at an exercise price of $2.06 expired.

10.

CONTRIBUTED SURPLUS

See Statement of Stockholders’ Equity for additional information.

The Corporation recorded $1,293,340 and $3,058,362 in 2008 and 2007, respectively, representing the fair value of warrants attached to the private placements, which  reduced share capital and credited contributed surplus.

MINERA ANDES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(U.S. Dollars)

11.

AGREEMENTS, COMMITMENTS AND CONTINGENCIES

a.

Mineral rights in Argentina are owned by the federal government and administered by the provinces.  The provinces can levy a maximum 3% "mouth of mine" (gross proceeds) royalty.  The provinces of Mendoza and Neuquén have waived their right to this royalty.  The provinces of Río Negro, San Juan, Santa Clara and Chubut have not yet established a policy regarding the royalty.

b.

On December 2, 2003, we signed an agreement that obligated us to pay N.A. Degerstrom a royalty of $250,000 if any of the current properties, other than the properties comprising the

San José Project, meet certain conditions such as bankable feasibility or commercial production prior to December 2, 2013.  As of December 31, 2008, no payments are required to be made under that agreement.

c.

On November 8, 2007, the Special Committee of the Board of Directors entered into an agreement with an investment banking firm that required the payment of $30,000 per month for the term of the agreement, when their services are being utilized.  The term is unspecified and can be cancelled at any time.  Subsequent to December 31, 2008 the investment banking firm delivered a fairness opinion on the private placement transactions with Mr. Robert R. McEwen, following which the agreement was terminated.

d.

We are obligated to fund our 49% of the costs at the San José Project that are not financed by the project Loan or other third party financing  or our ownership will be diluted.  In December 2007, the shareholders of MSC agreed to increase the share capital of MSC by $34,500,000, of which $16,905,000 represented Minera Andes’ portion, which was accrued as a liability at December 31, 2007.  The Corporation paid this amount in January 2008. In December 2008, the shareholders of MSC agreed to increase the share capital of MSC by $23,000,000, of which $11,270,000 represented Minera Andes’ portion, which was accrued as a liability at December 31, 2008.  The Corporation paid this amount in February 2009.

e.

From time to time in connection with its operations, the Corporation is named as a defendant in actions for damages and costs allegedly sustained by the plaintiffs. The Corporation has considered these proceedings and disputes in determining the necessity of any reserves for losses that are probable and reasonably estimable. The Corporation takes into account its history of claims, the limitations of any insurance coverage, advice from outside counsel, and management’s strategy with regard to the settlement or defense against such claims and obligations. While the ultimate outcome of those claims, lawsuits or performance obligations cannot be predicted with certainty, the Corporation believes, based on its understanding of the facts of these claims and performance obligations, that adequate provisions have been recorded in the accounts where required.

f.

During 2008, MSC signed agreements with third party providers relating to the development and operation of the San José/Huevos Verdes project.  Our 49% portion of these commitments is approximately 14 million dollars.

  12.  RELATED PARTY TRANSACTIONS

During 2008 we incurred the following transaction with a legal party; legal fees to a former director totaling $61,183 (2007- $62,344). The above noted transaction was in the normal course of operations and was measured at the exchange amount, which is the amount of consideration established and agreed to by the related party.

MSC is also a related party of the Corporation.  The Corporation owns 49% of MSC. See note 7 for details.

MINERA ANDES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(U.S. Dollars)

13.  COMPARATIVE FIGURES

Certain financial statement line items from prior periods have been reclassified to conform with the current year’s presentation. These reclassifications had no effect on the net loss and accumulated deficit as previously reported.

14.  CAPITAL DISCLOSURES

Minera Andes’ objectives when managing capital are to:

a)

safeguard our ability to continue as a going concern;

b)

have sufficient capital to develop our mining projects and take them into production; and

c)

meet external capital requirements on our credit facilities.

The Corporation manages its capital structure and makes adjustments to it, in order to have the funds available to support the acquisition, exploration and development of mining interests.  The Board of Directors does not establish quantitative return on capital criteria for management, but rather relies on the expertise of the Corporation’s management to sustain future development of the business.

The properties in which the Corporation currently has an interest are in the exploration stage with the exception of the San José property, which is in production; as such the Corporation is dependent on external equity financing to fund its activities.  In order to carry out planned exploration and pay for administrative costs, the Corporation will spend its existing working capital and raise additional amounts as needed.  The Corporation will continue to assess new properties and seek to acquire an interest in additional properties if it feels there is sufficient geologic or economic potential and if it has the adequate financial resources to do so.

Management reviews its capital management approach on an ongoing basis and believes that this approach, given the size of the Corporation, is reasonable.

There were no changes in the Corporation’s approach to capital management during the year ended December 31, 2008.  Neither the Corporation nor its subsidiaries are subject to externally imposed capital requirements.

15.

FINANCIAL INSTRUMENTS

During and subsequent to the year ended December 31, 2008, the Corporation used a mixture of cash and debt to maintain an appropriate capital structure and ensure sufficient liquidity to meet the needs of the business. The Corporation has not executed any interest rate contracts or other derivative financial instruments to manage the risks associated with its operations and, therefore, in the normal course of business the Corporation is inherently exposed to a number of risks related to changes in foreign currency exchange rates, interest rates, credit risk, liquidity risk and commodity price fluctuations.

The Corporation holds certain financial instruments such as cash and cash equivalents, receivables, the Project Loan Receivable, the Project Loan Payable and related interest receivable and payable, accounts payable and accruals, bank loan and related party payable. All financial instruments are classified into one of five categories:  held-for-trading, held-to-maturity investments, loans and receivables, available-for-sale financial assets or other financial liabilities.  All financial instruments are recorded in the balance sheet either at fair value or at amortized cost. Subsequent measurement and changes in fair value will depend on their initial classification, as follows:  held-for-trading financial assets are measured at fair value and changes in fair value are recognized in net earnings.  Available-for-sale financial instruments are measured at fair value with change in fair value recorded in other comprehensive income until the instrument is derecognized. The Corporation has classified its cash and cash equivalents as held-for-trading.  Receivables and project loan and interest receivable were classified as loans and receivables.  Accounts payable and

MINERA ANDES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(U.S. Dollars)

15. FINANCIAL INSTRUMENTS – continued

accruals, project loan and interest payable, bank loan and related party payable were classified as other financial liabilities.

The carrying value and fair value of the Corporation’s financial assets and liabilities as at December 31, 2008, and December 31, 2007, is summarized as follows:

	December 31, 2008		December 31, 2007
	Carrying Value	Fair Value	Carrying Value	Fair Value
Held-for-trading	$3,409,593	$3,409,593	$23,101,135	$23,101,135
Loans and receivables	$36,847,761	$36,847,761	$34,283,842	$34,283,842
Held-to-maturity	-	-	-	-
Other liabilities	$66,046,960	$66,046,960	$68,591,133	$68,591,133

The fair value of the cash and cash equivalents, receivables, current Project Loan interest receivable, accounts payable and accruals, and current Project Loan interest payable,  and related party payable approximate their fair values due to their short term nature.  The fair value of the non-current debt approximates the amortized cost as the interest rates reflect the estimated market rates.

Foreign currency exchange risk

The Corporation is exposed to foreign currency risk on fluctuations in our Canadian denominated cash, accounts payable and accrued liabilities.  The net asset amount of Canadian dollars subject to foreign currency fluctuations as at December 31, 2008, was equal to $3.9 million dollars.  As a result, every percentage change in the US/Canada exchange rate will affect our income by approximately $39,000, on a per annum basis.  As at December 31, 2008, the Corporation also had cash, accounts payable, and accrued liabilities in Argentinean pesos.  However, these amounts are typically only held (in the case of cash) or outstanding (in the case of accounts payable and accrued liabilities) for a short period of time so the foreign exchange risk is minimal.  As a result, the Corporation has not used derivative instruments to mitigate such risks.

Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. As at December 31, 2008, the Corporation had an outstanding balance under the Bank Loan of $17.5 million plus accrued interest and an outstanding balance of $31,850,000 under the Project Loan Payable, plus accrued interest.  The  Bank Loan bears an interest rate that fluctuates with LIBOR.  The Project Loan Payable bears fixed interest at a rate of LIBOR plus 2.5% as of the inception of the loan. The terms including the fixed interest rate of the Project Loan Receivable are the same as the terms of the Project Loan Payable.  At this time there is nil interest rate risk on the Project Loan Receivable and Project Loan Payable.  The effect of interest fluctuations on the Bank Loan was minimal as the bank loan was paid in full on March 4, 2009.

Credit risk

Credit risk is the risk of financial loss to the Corporation if a counterparty to a financial instrument fails to meet its contractual obligations.  Financial instruments that potentially subject the Corporation to concentrations of credit risk consist of cash and cash equivalents, and the Project

MINERA ANDES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(U.S. Dollars)

15.

FINANCIAL INSTRUMENTS – continued

Credit risk - continued

Loan Receivable and interest due thereon.

The Corporation’s cash and cash equivalents consist of deposit instruments that are held with major financial institutions in Canada and are not considered a material credit risk to the Corporation.  The Corporation also holds US dollars in an account at a United States financial institution and pesos in an international bank in Argentina.  Funds held in the US and Argentina are held for the purposes of meeting existing accounts payable and current payroll.  The credit risk of cash and cash equivalents held outside of Canada is not considered a material credit risk to the Corporation.

Management has determined that the credit risk associated with the Project Loan Receivable is mitigated by positive cash flows anticipated from MSC, frequent receipt of financial information regarding the operations of MSC, MSC’s proven and probable reserve report, the present value of silver and gold, and financial support by its majority shareholder, Hochschild.  Moreover, the Project Loan Receivable will not be collected until the Project Loan Payable is paid and vice versa, and the Project Loan Payable will only be paid if the Project Loan Receivable is also paid.  Management does not believe that the Project Loan Payable and Project Loan Receivable present significant credit risk, however, should MSC be unable to settle amounts due, the impact on the Corporation could be significant. The maximum exposure to a loss arising from Project Loan Receivable is equal to its total carrying value on the balance sheet.  The Corporation has not used derivative instruments to mitigate such risks associated with credit risk.

Liquidity risk

The Corporation’s approach to managing the liquidity risk is to provide reasonable assurance that it can provide sufficient capital to meet liabilities when due.    The Corporation’s ability to settle short-term and long-term liabilities when due is dependent on future liquidity from capital sources or positive cash flows from its projects. At December 31, 2008, the Corporation’s accounts payables and accrued liabilities were approximately $1.5 million all of which are due for payment within normal terms of trade which is generally 30 to 60 days. The Corporation regularly reviews its receivable balances and follows up on amounts past due. Should sufficient cash not be available to settle liabilities, the Corporation also relies on equity, third-party and related party financing to manage its liquidity and the settlement of liabilities.  The Corporation has not used any derivative or other financial instruments to mitigate this risk.

Commodity price risk

The Corporation’s profitability depends on metal prices for gold and silver and, if other projects enter into production, on copper prices and other base metals. Gold, silver and copper prices are affected by numerous factors such as the sale or purchase of gold and silver by various central banks and financial institutions, interest rates, exchange rates, inflation or deflation, fluctuations in the value of the US dollar and foreign currencies, global and regional supply and demand, and political and economic conditions of major gold, silver and copper-producing countries throughout the world.

The Corporation has not and may not be able to hedge in respect of gold and silver sales arising from its equity investment in MSC, nor does MSC hedge its sales. In the event that the Corporation’s other projects enter into production and revenue contracts are entered into in respect of other commodities and base metals, including copper, the Corporation will reconsider the relative merits of entering into commodity price hedges.

MINERA ANDES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(U.S. Dollars)

16.

INCOME TAXES

The tax effects of the temporary differences that give rise to our future tax assets and liabilities are as follows:

	2008	2007
Net operating losses	$3,011,000	$5,278,000
Capital losses	1,097,000	–
Equipment	2,000	44,000
Undeducted financing costs	539,000	708,000
Deferred exploration costs	(106,000)	(241,000)
Investment in Minera Santa Cruz	1,761,000	2,374,959
Valuation allowance	(6,304,000)	(8,163,959)
Future tax assets (liabilities)	$–	$–

The provision for income taxes differ from the amount established using the statutory income tax rate as follows:

Income benefit at Canadian statutory rate	$(2,173,000)	$(2,796,200)
Foreign income taxes at other than Canadian
statutory rate	4,000	31,500
Non-deductible equity pickup	–	1,633,100
Permanent difference	1,425,000	33,800
Non-deductible stock option compensation	221,000	11,200
Cost (benefit) of previously unrecognized tax
pools	(1,097,000)	(1,057,159)
Effect of statutory tax rate change	385,000	(257,300)
(Decrease) Increase in valuation allowance	(1,860,000)	1,237,059
Expiry of Tax Losses and Other	2,606,000	1,697,000
FX (gains) losses on revaluation on FIT balances	664,000	–
Other, such as share issuance costs	(175,000)	(533,000)
Future income tax expense (recovery)	$–	$–

The Corporation’s future tax assets include approximately $1,833,200 (2007 - $2,430,000) related to deductions for share issue costs in excess of amounts deducted for financial reporting purposes.  If and when the valuation allowance related to these amounts is reversed, the Corporation will recognize this benefit as an adjustment to share capital as opposed to income tax expense in the Statement of Operations.

The Corporation evaluates its valuation allowance requirements based on projected future operations. When circumstances change and this causes a change in management’s judgment about the recoverability of future tax assets, the impact of the change on the valuation allowance is reflected in current income.  As management of the Corporation does not currently believe that it is more likely than not that the Corporation will receive the benefit of this asset, a valuation allowance equal to the future tax asset has been established at both December 31, 2008 and December 31, 2007.

MINERA ANDES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(U.S. Dollars)

16.

INCOME TAXES – continued

As at December 31, 2008, the Corporation had estimated net operating loss carry-forwards available to reduce taxable income in future years as follows:

Country	Amount	Expiration Dates
Argentina	$1,161,046	2009 – 2013
Canada	$10,017,098	2009 – 2028

These consolidated financial statements do not reflect the potential effect on future income taxes of the application of these losses.

17.

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

As discussed in Note 2, these financial statements are prepared in accordance with Canadian GAAP. Differences between Canadian GAAP and United States generally accepted accounting principles (“U.S. GAAP”) as they apply to these financial statements are summarized as follows:

a.

Mineral Properties and Deferred Exploration Costs

The U.S. Securities and Exchange Commission staff has taken the position that a U.S. registrant without proven and probable economic reserves, in most cases, could not support the recovery of the carrying value of deferred exploration costs. Our investment in MSC has proven and probable reserves but MSC did not receive government approval of the Environmental Impact Assessment (EIA) until the first quarter of 2006. Therefore, we presented the effect of expensing all deferred exploration costs through December 31, 2005 as a reconciling item between U.S. and Canadian GAAP. There is no Canadian and U.S. GAAP difference after 2006.

b.

Stock-Based Compensation

In December 2004, the Financial Accounting Standards Board (“FASB”) issued Statement No. 123R, “Share-Based Payment,” which requires companies to expense the fair value of employee stock options and other forms of stock-based compensation. This requirement represents a significant change because share-based stock option awards to employees, a predominate form of stock compensation for us, were not recognized as compensation expense under APB 25.

Statement 123R requires the cost of the award, as determined on the date of grant at fair value, to be recognized over the period during which an employee is required to provide service in exchange for the award, usually the vesting period. The grant-date fair value of the award will be estimated using an option-pricing model. The Corporation adopted the statement using the modified-prospective method on January 1, 2006. The Corporation currently discloses the effect of expensing stock options under a fair value approach using the Black-Scholes pricing model in Note 9(c) to these Condensed Consolidated Financial Statements.

MINERA ANDES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(U.S. Dollars)

17.

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES - continued

b.

Stock-Based Compensation

For U.S. GAAP, prior to the adoption of Statement 123R, the Corporation continued to follow Accounting Principle Board Opinion No. 25 “Accounting for stock issued to employees” and related interpretations to account for stock options issued to employees. In accordance with Emerging Issues Task Force (“EITF”) 00-23 Issue 31, variable accounting was required since options issued with an exercise price denominated in a currency other than its functional currency is not considered fixed. Under variable accounting, the intrinsic value of the options issued to employees was measured on each balance sheet date, with the adjustment charged to the Statement of Operations.

c.

Bank Loan

Under Canadian GAAP, the corresponding entry to record the debt discount of $1,731,000 related to the third tranche warrants and $1,925,200 related to the fourth tranche warrants granted to Macquarie in connection with a credit facility (Note 8) was charged to contributed surplus.

In December 2006, the FASB issued FASB Staff Position EITF 00-19-2 Accounting for Registration Payment Arrangements (“FSP EITF 00-19-2”), which states that the contingent obligation to make future payments or otherwise transfer consideration under a registration payment arrangement shall be recognized and measured separately in accordance with SFAS No. 5, Accounting for Contingencies and SFAS No. 14, Reasonable Estimation of the Amount of a Loss. Prior to FSP EITF 00-19-2, under US GAAP, as the Corporation is required to maintain its listed Corporation status as part of the loan covenant, in accordance with Emerging Issues Task Force (“EITF”) 00-19, the fair value of the first and second tranche warrants was recorded as a liability. Subsequent to the initial measurement, the value of the warrants is remeasured on each balance sheet date or upon exercise of the warrants, based on the fair value of the warrants with the adjustment charged to the Statement of Operations and Accumulated Deficit.

For the years ended December 31, 2007 and 2008, the accounting treatment for the third and fourth tranche warrants was consistent with Canadian GAAP (classified in equity rather than in liability) as a result of the application of FSP EITF 00-19-2 and the Corporation’s change from a domestic filer to a foreign private issuer.

Under U.S. GAAP, the fair value of the warrants is recognized on the Consolidated Balance Sheet as deferred financing costs and is amortized on a effective interest rate method basis over the term of the debt. This would result in a net increase of $863,708 (2007 - $2,908,170) as at December 31, 2008 in total assets under U.S. GAAP as compared to Canadian GAAP.

d.

Income taxes related to the above adjustments:

The income tax adjustment reflects the impact on income taxes on the US GAAP adjustments described above. Accounting for income taxes under Canadian GAAP and US GAAP is similar, except that income tax rates of enacted of substantively enacted tax law must be used to calculate future income tax assets and liabilities under Canadian GAAP, whereas only income tax rates of enacted tax law can be used under US GAAP.

e.

Income tax consequences of stock-based employee compensation:

Under Canadian GAAP, the income tax benefit attributable to stock-based compensation that

MINERA ANDES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(U.S. Dollars)

17.

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES – continued

e.

Income tax consequences of stock-based employee compensation:

is deductible in computing taxable income but is not recorded in the consolidated financial statements as an expense of any period (the “excess benefit”) is considered to be a permanent difference. Accordingly, such amount is treated as in item that reconciles the statutory income tax rate to the Corporation’s effective income tax rate. Under US GAAP, the excess benefit is recognized as additional paid-in capital.

f.

New Accounting Pronouncements

(a)

Accounting Policies Implemented Effective January 1, 2008

FSP FIN 48-1, “Definition of Settlement in FASB Interpretation No. 48”, amends Financial Accounting Standard Board (FASB) interpretation No.48, Accounting for Uncertainty in Income Tax, to provide guidance on how an enterprise should determine whether a tax position is effectively settled for the purpose of recognizing previously unrecognized tax benefits. The Interpretation also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. The provisions of FIN 48 are to be applied to all tax positions upon initial adoption, with the cumulative effect adjustment reported as an adjustment to the opening balance of retained earnings. The FSP is to be adopted upon initial adoption of FIN 48 with retroactive treatment if required.

The Corporation adopted FIN 48 on January 1, 2007, consistent with the provisions of the FSP, with no cumulative effect adjustment recorded at adoption.  Accordingly, there is no impact on the Corporation’s December 31, 2007 consolidated financial statements resulting from the adoption of FIN 48. FIN 48 requires that interest expense and penalties related to unrecognized tax benefits be recognized in the Statement of Operations. FIN 48 allows recognized interest and penalties to be classified as either income tax expense or another appropriate expense calculation. If the Corporation recognizes interest expense or penalties on future unrecognized tax benefits, they will be classified as income tax expense.

In September 2006, FASB issued Statement of Financial Accounting Standard (“SFAS”) No. 157, “Fair Value Measurements” (“FAS 157”). FAS 157 defines fair value, establishes a framework for measuring fair value in accordance with generally accepted accounting principles, and expands disclosures about fair value measurements. The provisions of FAS 157 are effective for the fiscal year beginning November 15, 2007. The adoption of this statement did not have a material effect on the Corporation's financial statements.

In February 2007 the FASB issued SFAS No.159, “Fair Value Option for Financial Assets and Financial Liabilities” - including an amendment to FAS 115. This standard permits a Corporation to choose to measure certain financial assets, financial liabilities and firm commitments at fair value. The standard is effective for fiscal years beginning after November 15, 2007. The adoption of this statement did not have a material effect on the Corporation's financial statements.

(b)

Future Accounting Pronouncements

In December 2007, the FASB issued SFAS No. 141(R), “Business Combinations”. The standard requires the acquiring entity in a business combination to recognize all (and only)

MINERA ANDES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(U.S. Dollars)

17.

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES - continued

b.

Future Accounting Pronouncements

the assets acquired and liabilities assumed in the transaction; establishes the acquisition date fair value as the measurement objective for all assets acquired and liabilities assumed; and requires the acquirer to disclose to investors and other users all of the information they need to evaluate and understand the nature and financial effect of the business combination. The Corporation is currently reviewing the guidance, which is effective for fiscal years beginning after December 15, 2008, to determine the potential impact, if any, on its consolidated financial statements.

In December 2007, the FASB issued SFAS No. 160, “Noncontrolling Interests in Consolidated Financial Statements”. The standard requires all entities to report noncontrolling (minority) interests as equity in consolidated financial statements. SFAS No. 160 eliminates the diversity that currently exists in accounting for transactions between an entity and noncontrolling interests by requiring they be treated as equity transactions. The Corporation is currently reviewing the guidance, which is effective for fiscal years beginning after December 15, 2008, to determine the potential impact, if any, on its consolidated financial statements.

In March 2008, the FASB issued SFAS No. 161, “Disclosures about Derivative Instruments and Hedging Activities — An Amendment of FASB Statement No. 133” (“SFAS 161”). SFAS 161 requires enhanced qualitative disclosures about objectives and strategies for using derivatives, quantitative disclosures about fair value amounts of and gains and losses on derivative instruments, and disclosures about credit-risk-related contingent features in derivative agreements. SFAS 161 is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008. The Corporation is currently evaluating the impact of SFAS 161 on its consolidated financial statements.

In May 2008, the FASB issued SFAS No. 162, “The Hierarchy of Generally Accepted Accounting Principles”. SFAS 162 identifies the sources of accounting principles and the framework for selecting the principles to be used in the preparation of financial statements of nongovernmental entities that are presented in conformity with generally accepted accounting principles in the United States.  It is effective 60 days following the SEC’s approval of the Public Corporation Accounting Oversight Board amendments to AU Section 411, “The Meaning of Present Fairly in Conformity With Generally Accepted Accounting Principles”. The adoption of this statement is not expected to have a material effect on the Corporation’s financial statements.

In June 2008, the FASB issued Staff Position No. EITF 03-6-1, “Determining Whether Instruments Granted in Share-Based Payment Transactions Are Participating Securities” (“FSP EITF 03-6-1”). This Staff Position states that unvested share-based payment awards that contain non-forfeitable rights to dividends or dividend equivalents (whether paid or unpaid) are participating securities and shall be included in the computation of earnings per share pursuant to the two-class method. FSP EITF 03-6-1 is effective for financial statements issued for fiscal years beginning after December 15, 2008, and interim periods within those years. All prior-period earnings per share (“EPS”) data presented shall be adjusted retrospectively (including interim financial statements, summaries of earnings and selected financial data) to conform with the provisions of this Staff Position. Early application is not permitted. We do not expect the adoption of this accounting guidance to

MINERA ANDES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(U.S. Dollars)

17.

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES - continued

Future Accounting Pronouncements

impact our results of operations, financial position or EPS

In June 2008, the EITF reached a consensus in Issue No. 07-5, “Determining Whether an Instrument (or Embedded Feature) Is Indexed to an Entity’s Own Stock” (“EITF 07-5”).This Issue addresses the determination of whether an instrument (or an embedded feature)is indexed to an entity’s own stock, which is the first part of the scope exception in paragraph 11(a) of SFAS 133. EITF 07-5 is effective for fiscal years beginning after December 15, 2008, and interim periods within those fiscal years. Early application is not permitted. We do not expect the adoption of this accounting guidance to impact our results of operations or financial position.

In June 2008, the EITF reached a consensus in Issue No. 08-3, “Accounting by Lessees for Nonrefundable Maintenance Deposits” (“EITF 08-3”). This issue addresses the accounting for nonrefundable maintenance deposits paid by the lessee to the lessor. EITF 08-3 is effective for fiscal years beginning after December 15, 2008, and interim periods within those fiscal years. Earlier application is not permitted. We have not determined the impact of adoption of this accounting guidance on our results of operations or financial position.

g.

Impact on Consolidated Financial Statements

The impact of the above on the consolidated financial statements is as follows:

	Dec. 31, 2008	Dec. 31, 2007
Shareholders’ equity, end of year, per Canadian GAAP	$68,126,375	$62,073,806
Adjustment for mineral properties and deferred
exploration costs	(16,390,524)	(8,337,881)
Adjustment for mineral property and deferred
exploration cost portion of investment	(35,261,714)	(28,875,158)
Shareholders’ equity, end of year, per U.S. GAAP	$16,474,137	$24,860,767

	Year Ended
	Dec. 31, 2008	Dec. 31, 2007
Net loss for the period, per Canadian GAAP	$(7,011,287)	$(8,195,137)
Adjustment for deferred exploration costs, net	(8,052,643)	(2,732,733)
Adjustment for investment	(6,386,556)	(10,112,216)
Net loss for the period, per U.S. GAAP	$(21,450,486)	$(21,040,086)
Basic and diluted net loss per common share, per U.S.
GAAP	$(0.11)	$(0.13)

MINERA ANDES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(U.S. Dollars)

17.

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES - continued

g.

Impact on Consolidated Financial Statements - continued

	Dec. 31, 2008	Dec. 31, 2007
Total liabilities, per Canadian GAAP	$66,136,960	$68,681,133
Adjustment for the debt discount	3,656,300	3,656,300
Adjustment for amortization of debt discount	(2,792,592)	(748,130)
Total liabilities, per U.S. GAAP	$67,000,668	$71,589,303

	Dec. 31, 2008	Dec. 31, 2007

Total assets, per Canadian GAAP	$134,263,335	$130,754,939
Adjustment for mineral properties and deferred
exploration costs	(16,390,524)	(8,337,881)
Adjustment for mineral property and deferred exploration
cost portion of investment	(35,261,714)	(28,875,158)
Adjustment for deferred financing costs	3,656,300	3,656,300
Amortization of deferred financing costs	(2,792,592)	(748,130)
Total assets, per U.S. GAAP	$83,474,805	$96,450,070

	Dec. 31, 2008	Dec. 31, 2007
Cash flows used in operating activities under Canadian
GAAP	$(6,604,149)	$(533,636)
Adjustment related to investment	(6,386,556)	(9,364,086)
Adjustment related to mineral properties	(8,403,206)	(3,580,453)
Cash flows used in operating activities under U.S. GAAP	$(21,393,911)	$(13,478,175)

Cash flows used in investing activities under Canadian
GAAP	$(25,360,242)	$(24,489,017)
Adjustment related to investment	6,386,556	9,364,086
Adjustment related to mineral properties	8,403,206	3,580,453
Cash flows used in investing activities under U.S. GAAP	$(10,570,480)	$(11,544,478)

MINERA ANDES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(U.S. Dollars)

18.

SUBSEQUENT EVENTS

a.

McEwen private placement

In February 2009, Mr. McEwen a director (since 2008) and existing shareholder of the Corporation agreed to complete a private placement in two tranches totaling $40 million in a two step transaction designed to alleviate the Corporation's immediate financial pressures and was finalized as follows. First, on February 18, 2009 Mr. McEwen purchased 18,299,970 common shares of the Corporation at a price of C$1.00 per share for proceeds to the Corporation of C$18,299,970 which were used, as to $US11.3 million, to satisfy the cash call made in respect of the Corporation's 49% interest in the San José Project. Second, on February 26, 2009 Mr. McEwen purchased 21,700,030 common shares of the Corporation for $21,700,030 by completing another private placement to pay off loans owed by the Corporation to Macquarie in the aggregate principal amount of $17.5 million. The subscription price of C$1.00 per share represents a 108% premium to the closing price of Minera Andes' common shares on the TSX on February 13, 2009 of C$0.48 per share. After the closing of both financings in February 2009 Mr. McEwen owns approximately 37.4% of the Corporation totaling 86,057,143 common shares of the Corporation. The proceeds from the private placement were used: i) as to $11.3 million, to pay the Corporation’s portion of the MSC cash call on the San José Project due on March 3, 2009; ii) as to $17.5 million, to repay the Bank Loan; iii) as to the balance, for general corporate purposes.

b.

 Employment contracts

Two key executives have employment contracts that may be terminated by the executives upon a “control change”, which includes any change in ownership of shares or convertible securities of the Corporation, a result of which the acquirer will beneficially own, or exercise control or direction over 35% of the votes attached to all shares of the Corporation. Within one year of the “control change” the employment relationships may be ended by the executives, who may terminate the agreement by giving 30 days notice or by the Corporation without good cause.  Upon such events, the executives are entitled to payment of an amount equal to the total compensation received in the last six months, as well as an additional one-sixth of this amount for every year (including partial years) of service to the Corporation as severance.  In February 2009, a change of control occurred whereby a single shareholder owns more than 35% of the outstanding shares. The change of control provisions of the two executive’s employment contracts may be exercised.

MINERA ANDES INC.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

This discussion and analysis of financial condition and results of operations (“MD&A”) is prepared as of March 24, 2009, and should be read in conjunction with our audited consolidated financial statements and notes thereto for the years ended December 31, 2008, and 2007, which have been prepared in accordance with generally accepted accounting principles (“GAAP”) in Canada.  Differences from U.S. GAAP are described in Note 17 to the audited consolidated financial statements.  These statements, along with additional information relating to Minera Andes, including our Annual Information Form for the year ended December 31, 2008, are available on SEDAR at www.sedar.com and on the SEC’s EDGAR system at www.sec.gov.  All amounts in this MD&A are in U.S. dollars unless otherwise indicated.

Unless the context otherwise requires or it is otherwise stated, references in this MD&A to “Minera Andes” the “Corporation” or “we” or “us” are references to Minera Andes Inc. and its subsidiaries.

Overview

Minera Andes Inc. was formed upon the amalgamation of Scotia Prime Minerals, Incorporated, and Minera Andes Inc., pursuant to the Business Corporations Act (Alberta) on November 6, 1995.  Commencing on February 7, 2007, Minera Andes was listed on the Toronto Stock Exchange (“TSX”) (symbol: MAI).  Prior to February 7, 2007 Minera Andes was listed on the TSX Venture Exchange having initially been listed thereon on December 20, 1995.  Minera Andes’ common shares are also quoted on the NASD OTC Bulletin Board (symbol: MNEAF ).

Our head office is 111 E. Magnesium Road, Suite A, Spokane, Washington, 99208, and our principal business address is Coronel Moldes 837/820, (5500) Mendoza, Argentina. Our registered and records office and address for service is 7415B 35th Ave. N.W., Calgary, Alberta, T3B 1T4 Canada.

The principal business of Minera Andes is the exploration and development of mineral properties, located primarily in the Republic of Argentina with a focus on gold, silver and copper mineralized targets.  We carry on our business by acquiring, exploring and evaluating mineral properties through our ongoing exploration program.  Following exploration, we either seek to enter joint ventures to further develop these properties or dispose of them if they do not meet our requirements.

We currently hold mineral rights and applications for mineral rights covering approximately 304,221 acres (123,133 hectares) in Argentina, however, our principal assets currently consist of:

(i)

a 49% interest in Minera Santa Cruz S.A., which holds title to the San José Project, an operating gold and silver mine;

(ii)

a 100% interest in certain mineral properties comprising part of the Los Azules Project, a porphyry copper exploration project; and

(iii)

an option to acquire a 100% interest in the balance of Los Azules Project upon the satisfaction of certain conditions and subject to a back-in right, as to 51% of the entire Los Azules Project held, indirectly, by Xstrata plc; and

(iv)

a 100% interest in certain mineral prospects in Santa Cruz and San Juan Provinces.

The San José Project

The San José Project is a gold-silver project located in Santa Cruz Province, Argentina.  The San José Project is a joint venture pursuant to which title to the assets is held by Minera Santa Cruz S.A. (“MSC”), an Argentinean corporation.  MSC is owned, as to 49%, by Minera Andes S.A. (“MASA”), an indirect wholly-owned subsidiary of Minera Andes Inc. and, as to 51%, by Hochschild Mining (Argentina) Corporation S.A., a subsidiary of Hochschild Mining plc (together with its affiliates and subsidiaries, “Hochschild”).

The Corporation’s interest in, and the affairs of, MSC are governed by an option and joint venture agreement dated March 15, 2001 between MASA and Hochschild (as amended by agreements dated May 14, 2002, August 27, 2002 and September 10, 2004, the “OJVA”).

Under the OJVA we are entitled to appoint one of the three members of the Board of Directors of MSC and Hochschild is entitled to appoint the balance of the members of the Board of Directors of MSC.  The OJVA grants us a “veto” in respect of certain and very limited matters regarding the affairs of MSC and the operation of the San José Project.  Although we are permitted to vote against or otherwise disagree with decisions made by Hochschild in respect of the San José Project, many decisions have been made, notwithstanding our express disagreement.

In particular, we have a limited, if any, ability to control the timing or amount of cash calls and decisions made in that regard may have an adverse affect on our operations and financial position as there can be no assurance that if made, we will have the funds available to satisfy any such cash call when due and that our interest in the San José Project will not be reduced as a result.

We have the right to receive, upon request, information regarding the San José Project.  However, it has been management’s experience that the information it receives from MSC was frequently neither timely nor complete.

To address this situation, in 2007, the Corporation retained a consultant to monitor the operation of the San José Project and report its findings to the Corporation.  This proved to be ineffective and commencing October 2008, the Corporation retained in-house senior personnel, located in Argentina and North America, to facilitate the transfer of information from MSC.  The personnel regularly communicate with MSC’s staff, makes periodic visits to the mine and frequently visits MSC’s office in Buenos Aires.  Management believes that this approach has improved the quality and timeliness of information available to it regarding the operation of the San José Project.

Project financing for the San José Project has been primarily provided pursuant to a letter agreement dated October 10, 2006 (as amended by agreements dated October 17, 2006, October 24, 2006, January 5, 2007, January 25, 2007, February 26, 2007, February 28, 2007, March 29, 2007, April 26, 2007 and June 29, 2007, the “Project Loan Letter Agreement”) between Minera Andes, MSC and by assignment, Hochschild Mining Holdings Limited (the “Hochschild Lender”), an affiliate of Hochschild Mining plc.

Under the Project Loan Letter Agreement, the Hochschild Lender and Minera Andes Inc. agreed to provide MSC with an unsecured bridge loan in the aggregate amount of $20 million (the “Bridge Loan”).  The Project Loan Letter Agreement provides that the Bridge Loan was to be structured as loans to MSC by each of Minera Andes and the Hochschild Lender, in each case, in amounts proportionate to the shareholdings of Minera Andes and Hochschild in MSC.

The Project Loan Letter Agreement however, further provides that the loan to be made by Minera Andes to MSC would be structured as (i) a loan by the Hochschild Lender to Minera Andes (the “Project Loan Payable”); and (ii) a corresponding loan by Minera Andes to MSC (the “Project Loan Receivable”).  As a result, the Bridge Loan was made by way of (i) a loan by the Hochschild Lender to MSC in an amount equal to 51% of the amount of the Bridge Loan; (ii) a loan by the Hochschild Lender to Minera Andes in an amount equal to 49% of the amount of the Bridge Loan; and (iii) a corresponding loan by Minera Andes to MSC in the same amount and on the same terms as the preceding loan by the Hochschild Lender to Minera Andes.  Both the Project Loan Payable and the Project Loan Receivable bear interest at the same rate and upon the same terms (including repayment).

The Project Loan Letter Agreement also provides for a permanent secured project loan in the aggregate amount of $65 million (the “Project Loan”), structured in the same manner as the Bridge Loan, and replacing the Bridge Loan, to be documented in definitive agreements, which, as of March 24, 2009, have not been settled or entered into.

The Project Loan is to be repaid by MSC using cash not reasonably required for operations, taxes, debt service, working capital, exploration programs or expansion of any existing mine or the development of any new mine but in priority to the payment of any other amounts to the shareholders of MSC.

The San José Project has also been, and may in the future, be financed by way of shareholder loans from the Corporation and Hochschild pursuant to a loan agreement between MSC, MASA, the Corporation, the Hochschild Lender and Hochschild dated September 10, 2004 (as amended by agreement dated December 15, 2005, the "Loan Agreement").

By the terms of Loan Agreement, shareholder loans made thereunder are unsecured, repayable by MSC on the "maturity date", bear interest at the rate of 12% per annum and are subordinated to all other borrowing by  MSC.  For the purposes of the Loan Agreement "maturity date" means the date that is two years after the date upon which mining operations have first been conducted by MSC for a period of at least 90 consecutive days at a rate of at least 75% of planned operating capacity.

The San José processing facility commenced production during the second quarter of 2007 and full commercial production of 750 metric tonnes per day (“MTPD”) was reached in the first quarter 2008.  The first sale of metals from the San José mine occurred in December 2007.

In August 2007, the MSC Board decided to double production at the mine and mill from 750 MTPD to 1,500 MTPD. In October 2008, capacity at the San José processing plant had been increased from 750 MTPD to 1,500 MTPD and by December 2008, the plant was operating at an average daily rate of 1,324 MTPD.   As of March 24, 2009, approximately 50% of the concentrate produced at the mill is converted on site to doré bullion. During the year ended December 31, 2008 the San José mine produced approximately 4.4 million ounces of silver and 54,260 ounces of gold.

The Los Azules Project

The Los Azules Project is an exploration project comprised of properties owned by MASA and, to a lesser extent by Andes Corporacion Minera S.A., also an indirect wholly-owned subsidiary of Minera Andes (collectively, the “MASA Properties”) and adjoining properties owned by MIM Argentina Exploraciones S.A. for Xstrata Copper, one of the commodity business units within Xstrata plc (“MIM” and the “MIM Properties”).  Under the terms of an option agreement among MASA, Minera Andes Inc., Xstrata Copper (through MIM) and Xstrata Queensland Limited (Xstrata plc, together with its affiliates, is hereinafter referred to as “Xstrata”) dated November 2, 2007 (the “Los Azules Option Agreement”): (i) MIM granted MASA an option (the “MASA Option”) to acquire a 100% interest in the MIM Properties, exercisable on or before November 24, 2010 upon satisfaction of certain conditions including delivery of a scoping study/preliminary assessment whereupon the MIM Properties and the MASA Properties would be consolidated and held by MASA (the “Combined Property”); and (ii) MASA granted MIM (upon the exercise of the MASA Option) an option to acquire a 51% interest in the Combined Property upon, among other things, payment to the Corporation of an amount equal to three times the amount of the direct expenditures paid by MASA and its affiliates since November 25, 2005 on exploration of the Combined Property.

Certain of the MIM Properties are subject to an underlying option agreement, which is the subject of a dispute between Xstrata, as option holder, and Solitario Argentina S.A. (“Solitario”), as the grantor of that option and the holder of a back-in right of up to 25%, exercisable upon the satisfaction of certain conditions, within 36 months after the exercise of the option by Xstrata.  The dispute surrounds the validity of the 36 month restriction described above.  If Solitario is successful, MIM’s interest in substantially all of the MIM Properties may be reduced by up to 25% and upon exercise of the MASA Option, MASA’s interest in that part of the Combined Property may be similarly reduced (the “Solitario Claim”).

Overall Performance

For the year ended December 31, 2008 (the “2008 Financial Year”), our net loss was $7.0 million compared to a net loss of $8.2 million for the year ended December 31, 2007 (the “2007 Financial Year”).

Our revenues consist of our 49% share of the profit or loss of MSC which is derived from the operations of the San José Project.

During the 2008 Financial Year, production at San José Project increased 218% as compared to the 2007 Financial Year, silver production was 357% higher and gold production was 263% higher.  Silver and gold production increased at a higher rate than the increase in treated tonnes for that same period due mainly to higher recovery rates.  Furthermore, the head grade for silver was slightly higher in the 2008 Financial Year as compared to the 2007 Financial Year while the head grade for gold was slightly lower in the 2008 Financial Year as compared to the 2007 Financial Year (559 Ag gr/t and 6.69 Au gr/t in the 2008 Financial Year as compared to 538 gr/t and 7.08 Au gr/t in the 2007 Financial Year).

Silver production at the San José Project was 4,381,000 ounces in the 2008 Financial Year, compared to 958,000 ounces in the 2007 Financial Year.  Gold production in the 2008 Financial Year was 54,260 ounces, compared to 14,960 ounces in the 2007 Financial Year.  Net proceeds from the sale of silver and gold in the 2008 Financial Year totaled $111.3 million as compared to $1.3 million for the 2007 Financial Year.

These significant increases are attributable to the commencement of commercial production in January 2008 while for the 2007 Financial Year , production was limited to that achieved during the “ramp up” process.

During the three months ended December 31, 2008 (the “Fourth Quarter 2008”), plant production at the San José Project increased 60% as compared to the preceding three month period (the “Third Quarter 2008”), silver production was 34% higher and gold production was 41% higher. Silver and gold production increased at a lower rate than the increase in treated tonnes for that same period mainly due to lower head grades (462.56 Ag gr/t and 5.91 Au gr/t in the Fourth Quarter 2008 as compared to 546.58 gr/t and 6.78 Au gr/t in the Third Quarter 2008).

Silver production at the San José Project was 1,329,000 ounces in the Fourth Quarter 2008, compared to 990,000 ounces in the Third Quarter 2008.  Gold production in the Fourth Quarter 2008 was 17,370 ounces, compared to 12,340 ounces in the Third Quarter 2008.  Gross proceeds from the sale of silver and gold in the Fourth Quarter 2008 totaled $19.6 million as compared to $18.5 million for the Third Quarter 2008.

In August 2007, the MSC Board decided to double production at the mine and mill from 750 MTPD to 1,500 MTPD. The expansion increasing the processing capacity of the San José Project from 750 MTPD to 1,500 MTPD was completed in October 2008 and by December 2008 the plant was operating at an average daily rate of 1,324 MTPD.

In the Fourth Quarter 2008 work continued towards increasing mine production from 750 MTPD to 1,500 MTPD, primarily by accessing the Kospi vein, located between the Huevos Verdes and Frea veins from which current production is derived.  However, due to difficult ground conditions access to the Kospi vein was delayed until late January 2009.  Production from the Kospi vein is anticipated to commence in the third quarter of 2009. In the meantime, 1,500 MTPD of mill feed is being generated from expanded mine production from the Huevos Verde and Frea veins, and a surface stockpile of low grade ore.

In the Fourth Quarter 2008, the San José processing facility was connected to the national power grid through the construction of a 130 kilometre 132 kV electric transmission line ..  Commercial operation of the electric transmission line will commence once testing is complete.  In the meantime, and thereafter as a backup, there is sufficient diesel generating capacity at the mine to run the mill at its full expanded capacity.

In the Third Quarter 2008, MSC decided to postpone expansion of the electrowinning circuit whereby 100% of the concentrates produced could be converted to doré bullion. Presently 50% of the concentrates produced are converted to doré bullion.

As at December 31, 2008, we had cash and cash equivalents of $3.4 million as compared to $23.1 million as of December 31, 2007. Our cash and cash equivalents during the 2008 Financial Year were primarily reduced by payment of a cash call in the amount of $16.9 million in respect of the San José Project, $8.4 million for exploration and maintenance of mineral properties and $6.6 million for operations, all of which was partially offset by the receipt of $12.3 million in gross proceeds from the issue of 9,183,939 common shares.

The entire amount of the Bridge Loan and Project Loan has been advanced, the Corporation’s share of which is $31,850,000.  Accordingly, the Corporation currently owes to the Hochschild Lender $31,850,000 plus accrued interest, as the Project Loan Payable and MSC currently owes to the Corporation the amount of $31,850,000 plus accrued interest, as the Project Loan Receivable.

In February 2009, the Corporation completed a private placement with Mr. Robert R. McEwen, a director of Minera Andes and the Corporation’s largest shareholder pursuant to which Mr. McEwen purchased 40 million shares of Minera Andes for C$40 million ( the “ McEwen Financing ”).

The McEwen Financing triggered termination provisions contained in employment agreements between the Corporation and two of its key executives (the “Employment Agreements”) pursuant to which the Employment Agreements may be terminated at any time until February 26, 2010 by the executives upon not less than 30 days notice to the Corporation whereupon the executive is entitled, as severance, to payment of an amount equal to the total compensation received by him in the last six months, and an additional amount equal to one-sixth of that amount for every year (including partial years) of service to the Corporation.

In February 2009, using the proceeds of the McEwen Financing, we paid our share of a cash call issued by MSC in December 2008 in the aggregate amount of $23 million, of which our share was $11.3 million (the “December 2008 Cash Call”), to remedy a working capital deficiency at MSC caused by cost overruns and delays associated with expansion and development of the San José Project (including expansion of the mine and processing facility and construction of the new electric transmission line).

The amount and timing of the December 2008 Cash Call was the subject of discussion between the Corporation’s management and that of Hochschild and MSC.  The Corporation’s management was not in agreement with the underlying assumptions surrounding MSC’s calculations, including MSC’s commencing cash position, assumptions as to the timing of amounts due to, and to be paid by, MSC, and the estimate of sustaining capital expenditures.  The amount of the December 2008 Cash Call is materially less than what was initially estimated by MSC.  Ultimately, management agreed with the need for the December 2008 Cash Call , but remains of the view that the amount could have been further reduced.

In addition in March 2009, also using the proceeds of the McEwen Financing, the Corporation repaid all amounts owing by it to Macquarie Bank Limited (“Macquarie”) in respect of two non-revolving term loans in the aggregate principal amount $17.5 million (the “ Bank Loan ”) ..

A “preliminary assessment” (within the meaning ascribed to such term in the Los Azules Option Agreement) in respect of the Los Azules Project has been completed and a technical report in support thereof was filed at www.sedar.com on March 19, 2009.

The Corporation has been advised by MSC that the operation and planned capital investments at the San José Project for the 12 month period ended December 31, 2009, are expected to be financed using cash from operations and that further investment or loan by either or both of Hochschild and the Corporation will not be necessary.  The planned capital expenditures at the San José Project include completion of the mine expansion and exploration and sustaining investments.

Such assessment by MSC is based upon certain assumptions including assumptions as to the future price of gold and silver.  Management believes that these assumptions are reasonable however the operation of the San José mine is subject to a number of risks, including the risk that the price of gold and silver may decline further.  If, and to the extent, cash from operations is insufficient for any reason including cost-overruns and/or lower than expected sales or production, additional investment by the shareholders of MSC (including the Corporation) may be required.  As a result, there can be no assurance that cash from operations at San José will be sufficient for these purposes, that additional cash calls will not be made as a result or that the Corporation will be able to satisfy any such cash call, as and when required.

Also, the Corporation has a minority interest (49%) in MSC, which is controlled by Hochschild.  Accordingly, the Corporation does not have any control or direction over the timing or amount of any cash call nor can it compel a distribution of cash by MSC to shareholders, including the Corporation.   As a result, there is also no assurance that the Corporation will ever receive cash from the operations of the San Jose mine or that additional cash calls will not be made.

Moreover, the Corporation is negatively affected by global financial conditions including the weakness in the prices for all commodities, the lack of public financing, the liquidity crisis caused by sub-prime mortgages and asset-backed mortgages, and market turmoil and volatility.  These conditions could (i) make it difficult or impossible for us to raise financing, as and when required, to meet our planned growth and development activities or to satisfy cash calls made by MSC ; and (ii) render the Los Azules Project uneconomic or, if economic, prevent us from accessing the funds required to develop the project.

Operations

Production from the San José mine commenced in the second quarter of 2007 with full production of 750 MTPD being reached in the Second Quarter of 2008.  The first sale of metals from the San José mine commenced in December 2007.

Production

During the 2008 Financial Year , production at San José increased 218% as compared to the 2007 Financial Year silver production was 357% higher and gold production was 263% higher.  Silver and gold production increased at a higher rate than the increase in treated tonnes for that same period due mainly to higher recovery rates.  Furthermore, the head grade for silver was slightly higher in the 2008 Financial Year as compared to the 2007 Financial Year while the head grade for gold was slightly lower in the 2008 Financial Year as compared to the 2007 Financial Year (559 Ag gr/t and 6.69 Au gr/t in the 2008 Financial Year compared to 538 gr/t and 7.08 Au gr/t in the 2007 Financial Year)

Silver production at the San José Project was 4,381,000 ounces in the 2008 Financial Year, compared to 958,000 ounces in the 2007 Financial Year.  Gold production in the 2008 Financial Year was 54,260 ounces, compared to 14,960 ounces in the 2007 Financial Year. The silver production grade for the 2008 Financial Year was 30% higher than the December 2007 reserve grade whereas the gold production grade for 2008 was approximately the same as the project reserve grade.  During the life of the mine it is anticipated that gold and silver production will be consistent with the mine plan and the reserves.

Using the average London PM fix for gold and the London fix for silver, in each case, for the 2008 Financial Year, approximately 58% of the value of the 2008 Financial Year production was derived from silver and 42% was derived from gold as compared to 55% for silver and 45% for gold in the 2007 Financial Year.  The differences are due mainly to relative variations in the silver and gold head grades explained above.

During the Fourth Quarter 2008, production at the San José Project increased 60% as compared to the Third Quarter 2008.  During the Fourth Quarter 2008 silver production was 34% higher and gold production was 41% higher than the Third Quarter 2008.  The increases were primarily due to the treatment of a higher tonnage which , however, was partially offset by lower head grades.  Silver and gold production increased at a lower rate than the increase in treated tonnes for that same period mainly due to lower head grades (462.56 Ag gr/t and 5.91 Au gr/t in the Fourth Quarter 2008 compared to 546.58 gr/t and 6.78 Au gr/t in the Third Quarter 2008).

Silver production was 1,329,000 ounces in the Fourth Quarter 2008, compared to 990,000 ounces in the Third Quarter 2008.  Gold production in the Fourth Quarter 2008 was 17,370 ounces, compared to 12,340 ounces in the Third Quarter 2008.  Mill throughput increased 60% in the Fourth Quarter 2008 compared to the Third Quarter 2008 due to the plant expansion completed in October, 2008. Fourth Quarter 2008 silver production is closer to the December 2007 reserve grade as compared to the Third Quarter 2008, which were 10% above the December 2007 reserve grade.  During the life of the mine it is anticipated that gold and silver production will be consistent with the mine plan and the reserves.

Using the Fourth Quarter 2008 average London PM fix for gold and the London fix for silver, approximately 50% of the value of the Fourth Quarter 2008 production was derived from silver and 50% was derived from gold as compared to 58% for silver and 42% for gold in the Third Quarter 2008.  The differences are due mainly to relative variations in the silver and gold prices.

Sales

Net proceeds realized by MSC, from the sale of silver and gold for the 2008 Financial Year, totaled $111.3 million as compared to $1.3 million for the 2007 Financial Year due to the commencement of commercial production in January 2008.

Total metal sales for the San José mine, since start-up is $112.6 million.

During the 2008 Financial Year , MSC sold 4,588,000 ounces of silver and 57,700 ounces of gold, compared to 92,000 ounces of silver and 1,490 ounces of gold in the 2007 Financial Year.

The average weighted sale price for silver sold in the 2008 Financial Year was $14.25 per ounce of silver, an increase of 1% compared to the average price of $14.06 per ounce received in the 2007 Financial Year. The average weighted sale price for gold sold in the 2008 Financial Year was $865 per ounce, an increase of 8%, compared to the average price of $802 per ounce realized in the 2007 Financial Year.

Net proceeds from the sale of silver and gold for the Fourth Quarter 2008, totaled $19.6 million as compared to $18.5 million for the Third Quarter 2008.  Sales of gold and silver for the Fourth Quarter 2008 were higher than the Third Quarter 2008 due to the higher quantity of metal ounces sold, although partially offset by the lower average realized market prices, higher commercial discounts, and a negative pricing adjustment to precipitates sold in the Second Quarter 2008.

During the Fourth Quarter 2008 MSC sold 1,135,000 ounces of silver and 13,930 ounces of gold, representing an increase of 34% and 43%, respectively, compared to 846,000 ounces of silver and 9,760 ounces of gold in Third Quarter 2008.

The average weighted sale price for silver sold in the Fourth Quarter 2008 was $9.2 per ounce of silver, a decline of 26% compared to the average price of $12.37 per ounce realized in the Third Quarter 2008. The average weighted sale price for gold sold in the Fourth Quarter 2008 was $783 per ounce, a decline of 9%, compared to the average price of $861 per ounce realized in the Third Quarter 2008.

Inventory

Product inventories as at the end of the Fourth Quarter 2008 consisted of 3,951 kilograms of high-grade precipitate from the Gekko electrowinning circuit, 9,954 kilograms of silver-gold doré bullion, and 195 metric tons of silver-gold concentrate, containing 6,187 ounces of gold and 459,343 ounces of silver.  The entire precipitate inventory is forecast by MSC to be processed on site into doré bullion and sold in the first quarter of 2009.

Product inventories at the end of the 2007 Financial Year consisted of 38,689 kilograms of high-grade precipitate from the Gekko electrowinning circuit, 616 kilograms of silver-gold doré bullion, and 552 metric tons of silver-gold concentrate, containing 13,910 ounces of gold and 890,916 ounces of silver.

Operating Costs

Operating cash costs were $48.5 million for the 2008 Financial Year.   Operating cash costs consist of geology, mining, processing plant, general and administration and royalty costs.  Refining and treatment charges and sales costs are applied to doré but concentrate sales do not include refining, treatment charges and sales costs.  Depreciation is not included in operating cash costs.

Average operating cash costs were $166 per metric ton of ore for the 2008 Financial Year.  On a per ounce co-product basis the average operating cash cost was $375 per ounce of gold and $6.42 per ounce of silver.  Co-product operating cash costs are calculated by dividing the respective proportionate share of the total costs for each metal for the period by the ounces of each respective metal produced.  The proportionate share of the total costs is calculated by multiplying the total operating cash costs by the percentage of total production value that the respective metal represents. As explained above, approximately 58% of the value of the 2008 Financial Year production was derived from silver and 42% was derived from gold.

Operating cash costs were $17.0 million for the Fourth Quarter 2008.  On a co-product basis, the Fourth Quarter 2008 average operating cash costs were $494 per ounce of gold and $6.32 per ounce of silver.

The following table sets out the operating cash costs of the San José Project for the 2008 Financial Year on a quarterly basis and as at December 31, 2007 (on a 100% basis).

	Q1 2008	Q2 2008	Q3 2008	Q4 2008	Year 2008	Year 2007
Metric tonnes processed	59,897	60,603	67,589	107,875	295,964	92,974
Ounces gold produced	12,140	12,410	12,340	17,370	54,260	14,960
Ounces silver produced	968,000	1,093,000	990,000	1,329,000	4,380,000	958,000
Operating cash cost ($)	8,719,000	10,728,000	12,070,000	16,987,000	48,503,000	18,105,000
Op. cash cost/ton processed ($/t)	146	177	188	157	166	195
Operating cash cost/oz Au ($/oz)	286	322	404	494	375	542
Operating cash cost/oz Ag ($/oz)	5.42	6.16	7.16	6.32	6.42	10.43

Operating cash costs during the 2008 Financial Year increased approximately 168% compared to the 2007 Financial Year mainly due to an increase in the volume processed ( an increase of 218%), higher energy costs (due to higher fuel prices), labor costs, maintenance expenses, commercial deductions (due to a high content of deleterious elements in doré), cost of supplies, insurance costs, equipment rental costs, man camp expenses (food, cleaning, etc.), all of which were partially offset by higher efficiencies achieved in the processing plant during the 2008 Financial Year.

Operating cash costs during Fourth Quarter 2008 increased approximately 41% compared to the Third Quarter 2008 mainly due to: an increase in the tonnes mined (12% higher in the Fourth Quarter 2008 than in the Third Quarter 2008) and processed (60% higher in the Fourth Quarter 2008 than in the Third Quarter 2008) and, to a lesser extent, increases in wages (fully in effect in Fourth Quarter 2008 while only partially in effect in the Third Quarter 2008), commercial deductions (due to a high content of deleterious elements in doré bars), increased commercial expenses (higher transportation costs), maintenance expenses, and mining equipment costs.

Operating  cash costs per ton decreased approximately 15% in the 2008 Financial Year compared to the 2007 Financial Year due to the higher volume processed at the plant, which, however, were partially offset by the increased cash costs explained above.

Operating cash cost per ounce of gold and silver on a co-product basis decreased approximately 31% and 38%, respectively, in the 2008 Financial Year compared to the 2007 Financial Year also due mainly to the higher efficiencies, which, again, were partially offset by increased cash costs explained above.

Operating  cash costs per ton decreased approximately 16% in the Fourth Quarter 2008 compared to the Third Quarter 2008 due to the higher volume processed at the plant, which, however, was partially offset by the increased cash costs explained above.

Operating cash costs per ounce of gold on a co-product basis increased approximately 22% in the Fourth Quarter 2008 compared to Third Quarter 2008 also due to the higher total cash costs explained above, the lower grade of gold treated (13% lower in the Fourth Quarter 2008 than in the Third Quarter 2008) and a higher proportion of cash costs assigned to gold ounces because this metal increased its participation in the mix of production value (due to both a lower decrease in gold prices than in silver prices and a higher increase in ounces of gold produced than in ounces of silver).   Operating cash costs per ounce of silver on a co-product basis decreased approximately 12% in the Fourth Quarter 2008 compared to Third Quarter 2008 due to the lower proportion of cash costs assigned to silver ounces because this metal decreased its participation in the mix of production value (due to both a larger decrease in silver prices than in gold prices and a lower increase in ounces of silver produced than ounces of gold), which was , however, partially offset by the higher total cash costs explained above and the lower grade of silver treated (15% lower in the Fourth Quarter 2008 than in Third Quarter 2008).

Operating cash costs per tonne are expected to further decrease during 2009 as the San José Project realizes economies of scale derived from the expansion of the processing facility and the connection to the national power grid in March 2009.

Expansion at San José

In August 2007, the MSC Board decided to double production at the mine and mill from 750 MTPD to 1,500 MTPD.  The expansion program increasing the processing capacity at San José from 750 MTPD to 1,500 MTPD was completed in October 2008 and by December 2008 the plant was operating at an average daily rate of 1,324 MTPD.

Concurrently with the expansion of the processing facility, work is underway to also increase mine production from 750 MTPD to 1,500 MTPD, primarily by accessing the Kospi vein, located between the Huevos Verdes and Frea veins from which current production is derived. However, due to difficult ground conditions, access to the Kospi vein was delayed until late January ..  Production from the Kospi vein is anticipated to commence during the second quarter of 2009.  In the meantime, mill feed is being generated from expanded mine production at the Huevos Verde and Frea veins and from a surface stockpile of low grade ore.

In March 2009 the San José processing facility was connected to the national power grid through the construction of a 130 kilometer 132 kV electric transmission line ..  Commercial operation of the electric transmission line will commence once testing is complete.  In the meantime, and thereafter, as backup there is sufficient diesel generating capacity at the mine to run the mill at its full expanded capacity.

In the processing plant MSC has purchased part of the equipment necessary to expand the electrowinning circuit so that 100% of the concentrates produced by the operation can be converted to doré on site. Basic engineering is in progress, but construction of the project has been postponed until such time as it can be financed out of cash flow from operations.

Exploration

During 2008 approximately 19,358 metres of core drilling totaling 81 drill holes were completed at the San José Project.  Drilling focused primarily on the Frea, Odin and Ayelén veins consisting of infill and step-out drilling.  Management believes that the new silver/gold mineralization discovered in the Odin, Ayelén and Frea veins represents additional mineralization that could potentially increase the Mineral Reserves and Mineral Resources at the San José Project.

To December 31, 2008, the Corporation has expended $13.3 million on exploration at the Los Azules Project and on the preparation of a “ preliminary assessment ” (again, as defined in the Los Azules Option Agreement) thereon.  Pursuant to the terms of the Los Azules Option Agreement, we have delivered a copy of a technical report in support of preliminary assessment and we anticipate delivering an independent scoping study to Xstrata whereupon we will be entitled (by delivery of a written notice of exercise) to exercise our option to acquire a 100% interest in the MIM Properties (which properties may be reduced should Solitario be successful in the Solitario Claim), whereupon we will hold a 100% interest in the Combined Property subject to a back-in right, as to 51%, held by Xstrata and exercisable by Xstrata upon, among other things, payment to the Corporation of an amount equal to three times the amount of the direct expenditures paid by MASA and its affiliates on the Combined Property since November 25, 2005.

Selected Annual Financial Information

	December 31,	December 31,	December 31,
	2008	2007	2006
Financial results
Net loss	$7,011,287	$8,195,177	$10,772,440
Basic and diluted loss per common share	0.04	0.05	0.08

Financial position
Total assets	134,263,335	130,754,939	48,986,553
Total long-term liabilities	31,940,000	46,531,830	9,845,000

Cash flow
Cash used in operating activities	(6,604,149)	(533,636)	(1,789,156)
Cash used in investing activities	(25,360,242)	(24,498,017)	(16,929,581)
Cash provided by financing activities	12,272,849	45,888,167	17,648,799
Increase (decrease) in cash and
cash equivalents	(19,691,542)	20,856,514	(1,069,938)
Cash and cash equivalents, beginning
of year	23,101,135	2,244,621	3,314,559
Cash and cash equivalents, end
of year	3,409,593	23,101,135	2,244,621

Results of Operations

For the 2008 Financial Year, our net loss was $7.0 million (4 cents per share) compared with a net loss of $8.2 million (5 cents per share) for the 2007 Financial Year. The difference of approximately $1.2 million is primarily attributable to an income pick up on our equity investment in MSC of $2.0 million ($1.2 million after amortization) as compared to a loss pick up of $4.7 million in the previous year and a decrease in write-off of mineral properties and deferred exploration costs of $ 1.4 million both of which, however, were partially offset by the following (2008 over 2007):

•

an increase in consulting fees of $927,000 due to the preparation of technical reports in respect of   the Los Azules Project and the San José Project;

•

an increase in travel expenses of $33,000 ;

•

an increase in legal, audit, and accounting fees of $72,000

•

an increase in office overhead and administrative fees of $116,000;

•

an increase in wages and benefits of $630,000, $673,000 of which was an increase in stock-based compensation;

•

a negative foreign exchange difference of $1.9 million;

•

an increase in interest income of $58,000;

•

an increase in interest expense of $2.58 million, (non-cash of $1.86 million), as upon the commencement of production of the San José Project we ceased capitalizing the interest on our investments in MSC;

•

amortization of $720,000 of deferred costs directly relating to our investment in MSC upon the commencement of commercial production of the San José Project; and

•

rental fees for the use of access roads in the amount of $123,000 were paid in  2008 while no such fees were required to be paid in   2007.

For the 2008 Financial Year, Minera Andes’ attributed portion (49%) of MSC’s net income was approximately $2.0 million, compared to approximately $4.7 million of net losses for the year 2007.

	Year	Year
	2008	2007

Sales	$111,255,558	$1,253,361
Net income (loss)	$4,010,689	$(9,522,074)
Minera Andes Inc. portion of net income (loss) (49%)	$1,965,238	$(4,665,885)

Mineral property and deferred exploration costs for the 2008 Financial were $8.1 million compared to $4.1 million for the 2007 Financial Year.  The difference was due primarily to increased exploration and drilling activity at the Los Azules Project.

Cash used in operating activities during the 2008 Financial Year was $6.6 million, compared with $534,000 for the year 2007. This increase of approximately $6 million is primarily attributable to the following:

•

an increase in consulting fees of $927,000 due to the preparation of technical reports in respect of the Los Azules Project and the San José Project;

•

an increase in travel expenses of $33,000 ;

•

an increase in legal, audit, and accounting fees of $72,000

•

an increase in office overhead and administrative fees of $116,000;

•

a decrease in wages and benefits of $43,000;

•

a negative foreign exchange difference of $1.9 million;

•

an increase in interest income of $58,000;

•

an increase in interest expense of $834,000, as upon the commencement of production of the San José Project we ceased capitalizing the interest on our investments in MSC;

•

rental fees for the use of access roads in the amount of $123,000 were paid in  2008 while no such rental fees were received in  2007; and

•

a decrease in accounts receivable and prepaid expenses of positive $97,000; and

•

a decrease in accounts payable and accrued expenses of $2,500,000.

Cash used in investing activities in the 2008 Financial Year was $25.3 million compared with $24.4 million in the 2007 Financial Year ..

Investing activities in both the 2008 and the 2007 Financial Years consisted primarily of investments in the San José Project and expenditures related to the Los Azules Project drilling program.

Financial Position

Summary of Financial Position

The financial position of Minera Andes as at each of December 31, 2008, December 31, 2007 and December 31, 2006, is summarized below:

	December 31,		December 31,		December 31,
	2008		2007		2006
Assets
Cash and cash equivalents	$3,409,593		$23,101,135		$2,244,621
Receivables and prepaid expenses	315,962		340,674		268,550
Project Loan Receivable, interest	4,983,680		2,357,753		48,330
Mineral properties and deferred exploration costs	16,390,524		8,337,881		5,615,148
Project Loan Receivable	31,850,000		31,850,000		9,800,000
Investment in Minera Santa Cruz	77,282,120		64,726,565		30,963,692
Equipment	31,456		40,931		56,212
Total assets	134,263,335		130,754,939		48,996,553

Liabilities
Payables and accruals	1,488,013		2,886,550		893,880
Project Loan Payable, interest	4,983,680		2,357,753		48,330
Related party payable	11,270,000		16,905,000	-	-
Bank Loan	16,455,267		14,591,830	-	-
Project Loan Payable	31,850,000		31,850,000		9,800,000
Asset retirement obligation	90,000		90,000		45,000
Total liabilities	66,136,960		68,681,133		10,787,210

Shareholder's equity	68,126,375		62,073,806		38,199,343

Total liabilities and shareholders’
equity	$134,263,335	$	>130,754,939		$48,986,553

Cash and Cash Equivalents

As at December 31, 2008, Minera Andes had cash and cash equivalents of $3.4 million, compared to cash and cash equivalents of $23.1 million as of December 31, 2007.

Our cash and cash equivalents during the 2008 Financial Year were primarily reduced by payment of a cash call in the amount of $16.9 million in respect of the San José Project, $8.4 million for exploration and maintenance of mineral properties and $6.6 million for operations, all of which was partially offset by the receipt of $12.3 million in gross proceeds from the issue of 9,183,939 common shares.

As at December 31, 2008, the Corporation’s working capital was negative $25.5 million, compared with positive $3.6 million as at December 31, 2007, due primarily to : (i) the Bank Loan (December 2008 balance of $16,455,267) which was due in March and September of 2009, making it a current liability as at December 31 , 2008, and not as at December 31, 2007; and (ii) the December 2008 Cash Call.

Project Loan Receivable and Project Loan Payable

Interest accrues on the Project Loan Payable and the Project Loan Receivable balance of $31,850,000, however, the terms of the Project Loan Receivable and the Project Loan Payable, are identical (including interest and repayment).

Mineral Properties and Deferred Exploration Costs

The capitalized cost of our mineral properties has increased mainly due to the continued drilling and development of the Los Azules Project.

Investment in MSC

As at December 31, 2008, Minera Andes’s total investment in MSC was approximately $77 million, as compared to $65 million as at December 31, 2007.  On January 1, 2008, when MSC began commercial production,  we had incurred and capitalized $6.6 million in deferred costs.  For the year ended 2008, $720,000 of the deferred costs were amortized using the unit production method. The financial position of MSC, as at December 31, 2008 and as at December 31, 2007 is summarized below:

	December 31, 2008	December 31, 2007
Assets
Cash and cash equivalents	$8,315,414	$1,136,055
Receivables and prepaid expenses	46,938,414	42,776,495
Inventories	20,783,718	24,714,377
Mineral properties and deferred exploration costs	96,016,617	103,960,764
Property, plant and equipment	129,317,405	69,282,534
Intangibles	45,650	-
Total assets	$301,417,218	$241,870,225

Liabilities
Payables and accruals	$29,159,930	$9,628,307
Due to related parties	145,295,383	135,353,054
Loans	20,332,356	18,269,533
Commitments and contingencies	5,938,561	5,146,032
Total liabilities	$200,726,230	$168,396,926

Shareholders’ equity	$100,690,988	$73,473,299

Payables and Accruals

The decrease in payables and accruals of $1.4 million is primarily due to a decrease in the Los Azules Project drilling program of $400,000 and the accrual of a payment of $1.0 million to Scotia Capital for the private placement completed in December 2007.

Related Party Payable

The decrease in the related party payable is the result of the cash call of $16.9 million paid to MSC in January 2008, and the payment of the December 2008 Cash Call in February 2009.

Bank Loan

The Bank Loan increased due to the amortization of the accretion of the debt discount.  The accretion of the debt discount over the term of the Bank Loan was to result in the value of the loan being fully accreted at the end of the term of the loan and the balance of the Bank Loan was to equal the required repayment at that time.  However, the Bank Loan was repaid in full in March 2009.

Shareholders’ Equity

Shareholders’ equity increased by over $6.0 million to $68.1 million as at December 31, 2008, due to the issuance of 9,183,939 shares which raised gross proceeds of $12.3 million and $800,000 from the exercise of stock options less the $7.0 million of net loss recorded for the year ended December 31, 2008.

In our financial statements as at September 30, 2008, we previously stated that we anticipated that no additional cash calls would be made by MSC.  However, due to cost overruns and delays at the San José Project the December 2008 Cash Call was made (and paid in February of 2009 from the proceeds of the McEwen Financing ) ..

Summary of Quarterly Results

Quarter Ended	December 31, 2008	September 30, 2008	June 30, 2008	March 31, 2008
	$	$	$	$
Net income (loss)	(10,672,594)	(3,499,577)	$8,929,208	(1,768,324)
Loss per Share: Basic Diluted	(0.06) (0.06)	(0.02) (0.02)	0.05 0.04	(0.01) (0.01)

Quarter Ended	December 31, 2007	September 30, 2007	June 30, 2007	March 31, 2007
	$	$	$	$
Net income (loss)	(5,788,128)	(980,211)	(417,144)	(1,009,654)
Loss per Share: Basic Diluted	(0.03) (0.03)	(0.01) (0.01)	Nil Nil	(0.01) (0.01)

We recorded net income in the three month period ended June 30, 2008, for the first time due to the commencement of commercial production at the San José Project in January 2008.  Our share of MSC’s income for the 2008 Financial Year was $1,965,238 compared to a loss of $4,665,885 for the 2007 Financial Year.

On a quarterly basis, our share of MSC’s net results was $58,625 loss for the three months ended March 31, 2008, $10,885,580 of income for the three months ended June 30, 2008, a $1,655,365 loss for the three months ended September 30, 2008 and a $7,206,353 loss for the Fourth Quarter 2008.  The $720,000 amortization of deferred costs were recorded in the fourth quarter.

Gold sales in the 2008 Financial Year totaled $111.3 million compared to $1.3 million for the 2007 Financial Year.  Fourth Quarter 2008 sales of gold and silver were $19.6 million compared to sales of $18.5 million for three month period ended September 30, 2008 and sales of $1.3 million for the three months ended December 31, 2007. Sales of gold and silver for the Fourth Quarter 2008 were higher than sales for the Third Quarter 2008 due to the higher quantity of metal ounces sold, partially offset by the lower average realized market prices.

Also, effective January 1, 2008, on the declaration of commercial production at the San José Project, expenses related to the operations and interest expense of the San José Project are expensed as incurred.  Prior to January 1, 2008, these expenses were capitalized to our investment in MSC.  Amounts expensed in the 2008 Financial Year that would have been capitalized had they occurred prior to January 1, 2008 when MSC commenced commercial production as described above are as follows:  (i) January to March, 2008, the sum of $595,000; (ii) April to June ~~,~~  2008, the sum of $585,000; (iii) July to September 2008 the sum of $575,000, and (iv) October to December 2008 the sum of $560,000 for a total of $2,315,000.

As previously stated, the Corporation holds 49% of the outstanding shares of MSC, which holds title to San José Project.  The San José Project is our only interest in a producing mine.

Outstanding Share Data

Our outstanding share data, as of March 24, 2009 is set out below:

Class and Series of	Number Outstanding	Expiry Date	Relevant Terms
Security
Common shares	230,538,851
Stock options	8,905,000	September 10, 2009 to	Exercisable for one common share at prices
	(vested)	September 11, 2013	between at C$0.31 and C$1.73
Purchase warrants	16,811,996	September 10, 2009 to March	Exercisable for one common share at prices
		22, 2010	between C$0.70 and C$2.41
Agents	1,104,282	December 21, 2009	Each Agent’s Compensation Option entitles the holder to acquire one unit of the
Corporation at a price of C$1.70 per unit at any time prior to December 21, 2009. Each unit consists of one common share and one- half of one share purchase warrant. Each whole warrant shall entitle the holder to purchase one additional common share at a
			price of C$2.00 per share, at any time prior to December 21, 2009.
compensation
options

Off-Balance Sheet Arrangements

None.

Liquidity and Capital Resources

At December 31, 2008, the Corporation had negative working capital of $25.5 million.  At December 31, 2008, Minera Andes had cash and cash equivalents of $3.4 million, compared to cash and cash equivalents of $23.1 million as of December 31, 2007.  However, as of March 24, 2009, the Corporation has cash and cash-equivalents of approximately $3.2 million.

As previously stated, project financing for the San José Project, has been provided pursuant to the Project Loan Letter Agreement between Minera Andes, MSC and by assignment, the Hochschild Lender.   The entire amount available ($65 million) under the Project Loan letter Agreement has been advanced, of which the Corporation’s share is $31.85 million.

As a result, as of December 31, 2008, the amount outstanding under the Project Loan Payable and the Project Loan Receivable is $31.85 million, in each case, plus accrued interest.

The Corporation’s contractual obligations as at March 24, 2009 are as follows:

Contractual Obligations		Payments Due by Period Ending
		December 31,	December 31,	December 31,	December
	Total	2009	2010	2011	31, 2012
Long-Term Debt - Project Loan Payable (1)	$ 31,850,000	Nil	$ 13,475,000	$ 13,475,000	$ 4,900,000
Debt Bank Loan	$ 17,500,000	17,500,000	Nil	Nil	Nil
Operating Lease Obligations (2)	$ 41,400	$ 32,400	$ 9,000	Nil	Nil
Purchase Obligations	Nil	Nil	Nil	Nil	Nil
Capital Lease Obligations	Nil	Nil	Nil	Nil	Nil
Other Long-Term Liabilities	Nil	Nil	Nil	Nil	Nil
Total	49,391,400	17,532,400	13,484,000	13,475,000	4,900,000

______________________
Notes:

(1)

The Corporation’s obligations under the Project Loan Payable are offset by corresponding obligations under the Project Loan Receivable, including repayment and interest.

(2)

Consists of various lease agreements for office and storage space in Spokane, United States, Vancouver, Canada and Mendoza, Argentina.

In addition, on December 2, 2008, the Corporation entered into an agreement obligating it to pay a royalty of $250,000 to N.A. Degerstrom, Inc. if any of the current properties, other than the properties comprising the San José Project, meet certain conditions such as a bankable feasibility or commercial production.  This obligation expires December 31, 2013.  As of March 24, 2009 no payments are required to be made under this agreement.

For 2009, the Corporation has the following planned capital expenditures, potential expenditures and non-committed expenditures.

Committed Expenditures (1)
San Juan Province	$20,000
Chubut	$3,500
Santa Cruz	$10,000
Total	$33,500

Potential Expenditures (2)
San Juan Province	$101,000
Chubut	$8,000
Santa Cruz	$18,000
Total	$127,000

Non-Committed Expenditures	$1,339,500

TOTAL	$1,500,000

________________________
Notes:
(1)

Consists of land maintenance costs for 2009.

(2)

Consists of l and maintenance fees that may come due in 2009 or later pending notification from provincial government for land surveys and environmental studies

In addition, the Corporation’s working capital requirements for 2009 are estimated to be $4 million.

The Corporation has been advised by MSC that the operation and planned capital investments at the San José Project for the 12 month period ended December 31, 2009, are expected to be financed using cash from operations and that further investment or loan by either or both of Hochschild and the Corporation will not be necessary.  The planned capital expenditures at the San José Project include completion of the mine expansion and the construction of a new electric transmission line connecting the facility to the national power grid.

Such assessment by MSC is based upon certain assumptions about the future price of gold and silver.  Management believes that these assumptions are reasonable; however the operation of the San José mine is subject to a number of risks, including the risk that the price of gold and silver may decline further.  If, and to the extent that cash from operations is insufficient for any reason including cost-overruns and/or lower than expected sales or production, additional investment by the shareholders of MSC (including the Corporation) may be required.

As a result, there can be no assurance that cash from operations at San José will be sufficient for these purposes, that additional cash calls will not be made or that the Corporation will be able to satisfy any such cash call, as and when required.  Also, the Corporation has a minority (49% interest) in MSC, which is controlled by Hochschild.  Accordingly, the Corporation does not have any control or direction over the timing or amount of any cash call nor can it compel a distribution of cash by MSC to shareholders, including the Corporation.

Although the Corporation has sufficient funds to maintain its capacity and meets its planned growth and to fund development activities over the short term, it does not have sufficient cash and cash equivalents to do so over the long-term or to finance an additional cash call by MSC, if such event were to occur, unless it raises additional funds or commences to receive sufficient cash from the operations of MSC.

The Corporation is investigating all financing options available to it in order to raise sufficient amounts, in the short term and the long term, to maintain the Corporation’s ability to meet its planned growth and to fund its development activities.

Although we have been successful in securing financing in the past, current global financial conditions including the weakness in the prices for all commodities, the lack of public financing, the liquidity crisis caused by the default on sub-prime mortgages and asset backed securities, market turmoil and volatility combined with our current financing condition may make it difficult for us to secure the required financing on reasonable terms or, at all.

Accordingly, we cannot assure you that we will be successful in these financing activities.  Our ability to continue in operation is dependent on our ability to receive cash flow from operations and/or secure financing.  In the event we do not receive cash flow from operations or secure financing, there is doubt about our ability to continue as a going concern.  Our financial statements do not include the adjustments that would be necessary should we be unable to continue as a going concern.

Financial Instruments

During and subsequent to the year ended December 31, 2008, the Corporation used a mixture of cash and debt to maintain an appropriate capital structure and ensure sufficient liquidity to meet the needs of the business. The Corporation has not executed any interest rate contracts or other derivative financial instruments to manage the risks associated with its operations and, therefore, in the normal course of business the Corporation is inherently exposed to a number of risks related to changes in foreign currency exchange rates, interest rates, credit risk, liquidity risk and commodity price fluctuations.

The Corporation holds certain financial instruments such as cash and cash equivalents, receivables, the Project Loan Receivable, the Project Loan Payable and related interest receivable and payable, accounts payable and accruals, bank loan and related party payable. All financial instruments are classified into one of five categories:  held-for-trading, held-to-maturity investments, loans and receivables, available-for-sale financial assets or other financial liabilities.  All financial instruments are recorded in the balance sheet either at fair value or at amortized cost. Subsequent measurement and changes in fair value will depend on their initial classification, as follows:  held-for-trading financial assets are measured at fair value and changes in fair value are recognized in net earnings.  Available-for-sale financial instruments are measured at fair value with change in fair value recorded in other comprehensive income until the instrument is derecognized. The Corporation has classified its cash and cash equivalents as held-for-trading.  Receivables and project loan and interest receivable were classified as loans and receivables.  Accounts payable and accruals, project loan and interest payable, bank loan and related party payable were classified as other financial liabilities.

The carrying value and fair value of the Corporation’s financial assets and liabilities as at December 31, 2008, and December 31, 2007, is summarized as follows:

	December 31, 2008		December 31, 2007
	Carrying Value	Fair Value	Carrying Value	Fair Value
Held-for-trading	$3,409,593	$3,409,593	$23,101,135	$23,101,135
Loans and receivables	$36,847,761	$36,847,761	$34,283,842	$34,283,842
Held-to-maturity	-	-	-	-
Other liabilities	$66,046,960	$66,046,960	$68,591,133	$68,591,133

The fair value of the cash and cash equivalents, receivables, current Project Loan interest receivable, accounts payable and accruals, and current Project Loan interest payable,  and related party payable approximate their fair values due to their short term nature.  The fair value of the non-current debt approximates the amortized cost as the interest rates reflect the estimated market rates.

Foreign currency exchange risk

The Corporation is exposed to foreign currency risk on fluctuations in our Canadian denominated cash, accounts payable and accrued liabilities.  The net asset amount of Canadian dollars subject to foreign currency fluctuations as at December 31, 2008, was $3.9 million dollars.  As a result, every percentage change in the US/Canada exchange rate will affect our income by approximately $39,000, on a per annum basis.  As at December 31, 2008, the Corporation also had cash, accounts payable, and accrued liabilities in Argentinean pesos.  However, these amounts are typically only held (in the case of cash) or outstanding (in the case of accounts payable and accrued liabilities) for a short period of time so the foreign exchange risk is minimal.  As a result, the Corporation has not used derivative instruments to mitigate such risks.

Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Corporation has an outstanding balance of $31,850,000 under the Project Loan Payable, plus accrued interest.  The Project Loan Payable currently bears fixed interest at LIBOR plus 2.5%, 8.21% based on the rate at the inception of the loan.

The terms including the interest rate of the Project Loan Receivable however are the same as the terms of the Project Loan Payable.  As a result, interest rate changes affecting the Project Loan Receivable are offset by the effect of the same fluctuations on the Project Loan Payable.

The Corporation has not used any derivative instruments to mitigate interest-rate risks.

Credit risk

Credit risk is the risk of financial loss to the Corporation if a counterparty to a financial instrument fails to meet its contractual obligations.  Financial instruments that potentially subject the Corporation to concentrations of credit risk consist of cash and cash equivalents, and the Project Loan Receivable and interest due thereon.

The Corporation’s cash and cash equivalents consist of deposit instruments that are held with major financial institutions in Canada and are not considered a material credit risk to the Corporation.  The Corporation also holds US dollars in an account at a United States financial institution and pesos in an international bank in Argentina.  Funds held in the US and Argentina are held for the purposes of meeting existing accounts payable and current payroll.  The credit risk of cash and cash equivalents held outside of Canada is not considered a material credit risk to the Corporation.

Management has determined that the credit risk associated with the Project Loan Receivable is mitigated by positive cash flows anticipated from MSC, frequent receipt of financial information regarding the operations of MSC, MSC’s proven and probable reserve report, the present value of silver and gold, and financial support by its majority shareholder, Hochschild.  Moreover, the Project Loan Receivable will not be collected until the Project Loan Payable is paid and vice versa, and the Project Loan Payable will only be paid if the Project Loan Receivable is also paid.  Management does not believe that the Project Loan Payable and Project Loan Receivable present significant credit risk, however, should MSC be unable to settle amounts due, the impact on the Corporation could be significant. The maximum exposure to a loss arising from Project Loan Receivable is equal to its total carrying value on the balance sheet.  The Corporation has not used derivative instruments to mitigate such risks associated with credit risk.

Liquidity risk

The Corporation’s approach to managing the liquidity risk is to provide reasonable assurance that it can provide sufficient capital to meet liabilities when due.  The Corporation’s ability to settle short-term and long-term liabilities when due is dependent on future liquidity from capital sources or positive cash flows from its projects. At December 31, 2008, the Corporation’s accounts payables and accrued liabilities were $1,488,013 all of which are due for payment within normal terms of trade which is generally 30 to 60 days. The Corporation regularly reviews its receivable balances and follows up on amounts past due. Should sufficient cash not be available to settle liabilities, the Corporation also relies on equity, third-party and related party financing to manage its liquidity and the settlement of liabilities.  The Corporation has not used any derivative or other financial instruments to mitigate this risk.

Commodity price risk

The Corporation’s profitability depends on metal prices for gold and silver and, if other projects enter into production, on copper prices and other base metals. Gold, silver and copper prices are affected by numerous factors such as the sale or purchase of gold and silver by various central banks and financial institutions, interest rates, exchange rates, inflation or deflation, fluctuations in the value of the US dollar and foreign currencies, global and regional supply and demand, and political and economic conditions of major gold, silver and copper-producing countries throughout the world.

It may not be possible for the Corporation to hedge its exposure to gold and silver sales arising from its equity investment in MSC, and MSC does not hedge its sales. In the event that one of the Corporation’s exploration projects enter into production and revenue contracts are entered into in respect of other commodities and base metals, the Corporation will consider the relative merits of entering into commodity price hedges, at that time.

Related Party Transactions

During the years ended December 31, 2008 and 2007, we paid legal fees of $61,183 and $62,344, respectively to Bonnie L. Kuhn, a former director. This transaction was in the normal course of operations and was measured at the exchange rate in effect for the conversion of US dollars to Canadian dollars as at the date of payment.

As previously stated, under the terms of the Project Loan Letter Agreement among the Corporation, the Hochschild Lender and MSC, the San José Project has been financed by Project Loans made thereunder by the Hochschild Lender.  For the purposes of CICA Handbook section 3840, MSC is a related party to the Corporation.

As at March 24, 2009 the total principal amount of the Project Loan Receivable (owing to the Corporation by MSC) is $31,850,000 and the total principal amount of the Project Loan Payable (owing by the Corporation to the Hochschild Lender) is $31,850,000, in each case, plus accrued interest.  In that regard, interest accrues on the Project Loan Payable and on the Project Loan Receivable at the same rate and on the same terms.

On December 20, 2005, the Corporation entered into a private placement agreement (the “First McEwen Agreement”) at arm’s length with Robert R. McEwen of Toronto, Ontario, providing for the purchase by Mr. McEwen or any associate or affiliate of Mr. McEwen (together, “McEwen”) of an aggregate of 15,414,740 units of the Corporation (“First Private Placement Units”), at a price of C$0.35 per First Private Placement Unit, for gross proceeds of C$5,395,159 (the “First Private Placement”). Each First Private Placement Unit was comprised of one common share and one-half of one common share purchase warrant (the “First Private Placement Warrant”). One whole First Private Placement Warrant entitled the holder thereof to purchase one additional common share at an exercise price of C$0.55 per common share.

In addition, on December 20, 2005 the Corporation signed a further subscription agreement, (as amended, the “Second McEwen Agreement”), with McEwen, granting McEwen the right to acquire a further 13,156,689 units of the Corporation, on the same terms as the First Private Placement, for gross proceeds of C$4,604,841.10 (the “Second Private Placement”). The Second Private Placement closed on March 8, 2006.

In connection with the aforementioned private placements McEwen was granted the right, from time to time and at any time, to nominate one individual (the “Subscriber Nominee”) to the board of directors of the Corporation for a period of five years following closing of the Second Private Placement provided McEwen then owns not less than 10% of the issued and outstanding common shares of the Corporation.  In addition, the Corporation agreed to use all reasonable efforts to cause its board of directors to pass such resolutions and to take such other actions as may be required in order to maintain the number of members of the board of directors of the Corporation at not more than six. Mr. McEwen himself joined the Board of Directors of the Corporation on August 5, 2008, upon exercise of this right.

Pursuant to an agreement dated May 5, 2006 Mr. McEwen completed the early exercise of 14,285,714 warrants then held by him.  In consideration for the early exercise of these warrants, the Corporation issued to Mr. McEwen 2,000,000 new common share purchase warrants. Each new warrant entitles McEwen to purchase one common share at an exercise price of C$1.80 per share. On May 4, 2007 Mr. McEwen exercised these 2,000,000 common share purchase warrants.

In addition, on February 17, 2009, the Corporation entered in a amended and restated private placement agreement with Mr. McEwen in respect of the McEwen Financing. As previously stated, pursuant to the McEwen Financing Mr. McEwen purchased an aggregate of 40 million common shares at a purchase price of C$1.00 per share.

In connection with the McEwen Financing, Mr. McEwen was granted the right to nominate an additional two directors to the Corporation’s board. Messrs. Richard Brissenden and Michael Stein were appointed as directors of Minera Andes on February 23, 2009 pursuant to the exercise of this right. In addition, the Corporation agreed to use all reasonable efforts to cause its board of directors to pass such resolutions and to take such other actions as may be required in order to maintain the number of members of the board of directors of the Corporation at not more than seven.

On February 23, 2009, Robert R. McEwen was appointed Executive Chairman of Minera Andes Inc.

Outlook

General

The Corporation raised $40 million in February 2009 as a result of the McEwen Financing and as a result the Corporation has sufficient cash and cash equivalents to maintain its capacity, meet planned growth and fund development activities in the short term. Additional funds to finance its planned growth and development activities in the longer term may be sought by the Corporation in the form of debt or equity.

The Corporation intends to continue to maintain its investment in MSC and hence, its interest in the San José Project.  Work continues at San José to expand mine production to 1,500 MTPD, which is consistent with the recently increased capacity of the processing facility.

Payment by the Corporation and Hochschild of the December 2008 Cash Call was to remedy a working capital deficiency at MSC existing as at December 31, 2008.  MSC has advised that it expects that cash from operations will provide sufficient funds to finance operating costs and planned capital expenditures at the San José Project during the 12 months ended December 31, 2009.  The Corporation may be required to raise additional funds in the event, MSC makes an additional cash call, for any reason.

Los Azules Project

The Corporation has completed a 43-101 technical report in support of a preliminary assessment in respect of the Los Azules Option Agreement and has delivered the same to Xstrata. The Corporation expects to deliver to Xstrata by the end of March 2009 a scoping study whereupon the Corporation will be entitled (by delivery of a notice of exercise) to exercise our option to acquire a 100% interest in the MIM Properties, whereupon the Corporation will hold a 100% interest in the Combined Property (which properties may be reduced should Solitario be successful in the Solitario Claim) subject to a back-in right as to 51% held by Xstrata plc.  In the meantime, the Corporation continues to assess the Los Azules Project in the context of current market conditions.

Critical Accounting Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make a wide variety of estimates and assumptions that affect (i) the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements, and (ii) the reported amounts of revenues and expenses during the reporting periods covered by the financial statements. Our management routinely makes judgments and estimates about the effect of matters that are inherently uncertain. As the number of variables and assumptions affecting the future resolution of the uncertainties increases, these judgments become even more subjective and complex.

The most accounting policies that are most critical to the portrayal of our current financial condition and results of operations are set out below:

Mineralization and Deferred Development Costs

Mineral properties consist of exploration and mining concessions, options and contracts.  Acquisition and leasehold costs and exploration costs are capitalized and deferred until such time as the property is put into production or the properties are disposed of either through sale or abandonment. If put into production, the costs of acquisition and exploration will be depreciated over the life of the property, based on estimated economic reserves.  Proceeds received from the sale of any interest in a property is first credited against the carrying value of the property, with any excess included in operations for the period. Where the Corporation enters into an option agreement for the acquisition of an interest in mining properties which provides for periodic payments, such amounts are payable entirely at the Corporation’s option. If a property is abandoned, the property and deferred exploration costs will be written off to operations.  On a quarterly basis, we evaluate the future recoverability of our mineral properties and deferred exploration costs. Long-lived assets, including mineral properties and equipment are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Impairment is considered to exist if the total estimated future undiscounted cash flows are less than the carrying amount of the assets. An impairment is measured and recorded based on discounted estimated future cash flows. Future cash flows are estimated based on expected future production, commodity prices, operating costs and capital costs.

Mineral properties consist of exploration and mining concessions, options and contracts. Acquisition and leasehold costs and exploration costs are capitalized and deferred until such time as the property is put into production or the property is disposed of either through sale or abandonment. If a mineral property is put into production, the costs of acquisition and exploration are depreciated over the life of the property, based on estimated economic reserves.  Proceeds received from the sale of any interest in a mineral property will first be credited against the carrying value of the property, with any excess included in operations for the period. If a property is abandoned, the property and deferred exploration costs will be written off to operations.

Stock-Based Compensation

The Corporation applies the fair value method of accounting for all stock option awards. Under this method, the Corporation recognizes a compensation expense for all stock options awarded to employees and non-employees based on the fair value of the options on the date of grant, which is determined by using the Black-Scholes option pricing mode. In situations where stock options are granted in exchange for services directly related to specific mineral properties, the expense is capitalized against the mineral property. The value assigned to stock options in contributed surplus is subsequently reduced if the options are exercised and the amount so reduced is then credited to share capital

Project Loan Receivable and Project Loan Payable

Under the terms of the Project Loan Letter Agreement, the Corporation accounts for the Project Loan Receivable and Project Loan Payable using estimates, provided by MSC on a monthly basis detailing actual expenditures and associated cash flows as well as forecast future cashflows.  Classification between the long-term and short-term portion of the Project Loan Receivable and Project Loan Payable are dependent on the reliability of the estimates provided to the Corporation by MSC. As the Corporation does not exert control over the financial reporting processes of MSC these estimates are subject to material uncertainties. To the extent possible management mitigates such uncertainty by reviewing such estimates including the appropriateness of significant assumptions in a timely and thorough fashion. To this end, the Corporation has engaged personnel in Argentina to deal directly with MSC (on site) so that information provided by MSC can be verified immediately and directly with MSC. Significant assumptions by MSC, which affect the Corporation’s accounting for the Project Loan Receivable and Project Loan Payable, include the future price of gold and silver, capital and operating costs, accuracy of capital budgets, interest rates and production and recovery rates.

Changes in Accounting Policies including Initial Adoption

Capital Disclosures

Effective January 1, 2008, the Corporation adopted Section 1535, “Capital Disclosures”, of the Canadian Institute of Chartered Accountant’s (“CICA”) Handbook (the “Handbook”).  Section 1535, which applies to financial years beginning on or after October 1, 2007, requires disclosure of a Corporation’s objectives, policies, and processes for managing capital, quantitative data about what the entity regards as capital and whether the entity has complied with any capital requirements and, if it has not complied, the consequences of such non-compliance. Disclosures required by Section 1535 are included in Note 14 to the Corporation’s financial statements for the year ended December 31, 2008.

Financial Instruments

Effective January 1, 2008, the Corporation adopted Section 3862, “Financial Instruments – Disclosures”, and Section 3863, “Financial Instruments – Presentation”, of the Handbook.  Sections 3862 and 3863, which apply to financial years beginning on or after October 1, 2007, replace section 3861, “Financial Instruments – Disclosures and Presentation”.  Sections 3862 and 3863 increase the disclosure currently required, in order to enable users to evaluate the significance of financial instruments for an entity’s financial position and performance, including disclosures about fair value. In addition, disclosure is required of qualitative and quantitative information about exposure to risks arising from financial instruments, including specified minimum disclosures about credit risk, liquidity risk and market risk.  The quantitative disclosures must provide information about the extent to which the entity is exposed to risk, based on information provided internally to the entity’s key management personnel.  The impact of adopting these sections is included in Note 15 to the Corporations financial statements for the year ended December 31, 2008.

Inventories

In June 2007, the CICA issued Section 3031, “Inventories”, which replaces Section 3030 and harmonizes the Canadian standard related to inventories with International Financial Reporting Standards (“IFRS”). Section 3031 provides more extensive guidance on the determination of cost, including allocation of overhead narrows permitted cost formulas, requires impairment testing, and expands the disclosure requirements to increase transparency.  Section 3031 applies to interim and annual financial statements relating to fiscal years beginning on or after January 1, 2008, and does not have an impact on the Corporation’s consolidated financial statements.

Goodwill and Intangible Assets

In February 2008, the CICA issued Section 3064, “Goodwill and Intangible Assets”, which establishes revised standards for recognition, measurement, presentation and disclosure of goodwill and intangible assets, other than the initial recognition of goodwill or intangible assets acquired in a business combination. Concurrent with the introduction of this standard, the CICA withdrew EIC-27, “Revenues and Expenses During the Pre-operating Period”.  As a result of the withdrawal of EIC-27, companies will no longer be able to defer costs and revenues incurred prior to commercial production at new mine operations.  The changes are effective for interim and annual financial statements beginning January 1, 2009.  The Corporation is in the process of evaluating the impact of this new standard for adoption on January 1, 2009.

International Financial Reporting Standards

In February 2008, the Canadian Accounting Standards Board confirmed that publicly accountable enterprises will be required to adopt IFRS for fiscal years beginning on or after January 1, 2011, with earlier adoption permitted.  Adoption of IFRS will impact the Corporation ’s accounting policies, information technology and data systems, internal control over financial reporting, and disclosure controls and procedures. The transition may also impact business activities, such as foreign currency and hedging activities, certain contractual arrangements, debt covenants, capital requirements and compensation arrangements.

During the Fourth Quarter 2008, the Corporation commenced the scoping and planning phase of its transition to IFRS pursuant to which the Corporation has allocated resources to the project and will continue to assess resource and training requirements as the project progresses. The Corporation has identified the following four phases of its conversion to IFRS : scoping and planning, detailed assessment, operations implementation and post implementation. The scoping and planning phase involves establishing a project management team, mobilizing organizational support for the conversion plan, obtaining stakeholder support for the project, identifying major areas affected and developing a project charter, implementation plan and communication strategy. The Corporation anticipates completing the scoping and planning phase in the second quarter of 2009. The detailed assessment phase (“phase 2”) will result in accounting policies and transitional exemptions decisions, quantification of financial statement impact, preparation of shell financial statements and identification of business processes and resources impacted. The operations implementation phase (“phase 3”) includes the design of business, reporting and system processes to support the compilation of IFRS compliant financial data for the opening balance sheet at January 1, 2010, fiscal 2010 and thereafter. Phase 3 also includes ongoing training, testing of the internal control environment and updated processes for disclosure controls and procedures. Post implementation (“phase 4”) will include sustainable IFRS compliant financial data and processes for fiscal 2011 and beyond. The Corporation will continue to monitor changes in IFRS throughout the duration of the implementation process and assess their impacts on the Corporation and its reporting.

Going Concern

In June 2007, CICA Section 1400 was amended to clarify requirements for management to assess and disclose an entity’s ability to continue as a going concern. This section applies to interim and annual periods beginning on or after January 1, 2008. Disclosure required by this section is disclosed in Note 2 of the Corporation’s financial statements for the year ended December 31, 2008.

Income Statement Presentation

In August 2008, the CICA issued EIC-172, “Income statement presentation of tax loss carryforward recognized following an unrealized gain recorded in other comprehensive income”. EIC-172 provides guidance on whether the tax benefit from the recognition of tax loss carry forwards consequent to the recording of unrealized gains in other comprehensive income, such as unrealized gains on available-for-sale financial assets, should be recognized in net income or in other comprehensive income. EIC-172 should be applied retrospectively, with restatement of prior periods from the date of adoption of Section 3855 “Financial Instruments”, for all interim and annual reporting periods ending on or after September 30, 2008. The adoption of this new accounting policy did not have any impact on the Corporation’s consolidated financial statements for the year ended December 31, 2008.

Risks and Uncertainties

The Corporation’s operations and results are subject to a number of different risks.  The Corporation’s risk factors are discussed in detail in the Corporation’s annual information form dated March 24, 2009 which is available on SEDAR (www.sedar.com) and should be reviewed in conjunction with this document.

Non-GAAP Measures

In this MD&A, we use the term “operating or production cash cost”.  Production cash costs are calculated on a co-product basis and are calculated by dividing the respective proportionate share of the total costs for the period attributable to each metal by the ounces of each respective metal produced.  Total costs are the sum of the geology, mining, processing plant, general and administration costs divided by the number of ounces of gold and silver produced at the mine.  Production cash costs include royalties, refining and treatment charges and sales costs applied to doré but the concentrate sales do not include refining, treatment charges and sales costs.  Depreciation is not included in the calculation of production cash costs.

We use production cash cost per ounce as an operating indicator. We provide this measure to provide additional information regarding operational efficiencies at the San José mine.  Production cash cost per ounce should be considered as a non-GAAP performance measure and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. Cash cost per ounce is based on information from Minera Santa Cruz, SA and does not impact the Corporation’s consolidated financial statements. There are material limitations associated with the use of such non-GAAP measures. Since these measures do not incorporate revenues, changes in working capital and non-operating cash costs, they are not necessarily indicative of operating profit or cash flow from operations as determined in accordance with GAAP. Changes in numerous factors including, but not limited to, mining rates, milling rates, gold grade, gold recovery, and the costs of labor, consumables and mine site operations general and administrative activities can cause these measures to increase or decrease.

Furthermore the foregoing non-GAAP measures are not standardized and therefore may not be comparable to similar measures disclosed by other issuers.

Additional Information

Additional information relating to Minera Andes, including our annual information form, is available under our profile at SEDAR at www.sedar.com.

Management’s Report on Internal Control over Financial Reporting

Disclosure Controls and Procedures

The Corporation’s Chief Executive Officer (CEO) and Chief Financial Officer (CFO), are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting.

The Corporation’s management, together with the CEO and CFO, has evaluated the effectiveness of the Corporation’s disclosure controls and procedures.  Based upon the results of that evaluation, the Corporation’s CEO and CFO have concluded that, as of the end of the period covered by this report, the Corporation’s disclosure controls and procedures were effective to provide reasonable assurance that (i) material information relating to the Corporation is made known to them by others particularly during the period covered by this MD&A; and (ii) the information required to be disclosed by the Corporation its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported, within the time periods specified in securities legislation.

Internal Controls over Financial Reporting

The Corporation’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance GAAP. The Corporation’s controls and procedures include policies and procedures that:

•

pertain to the maintenance of records that, in reasonable detail, accurately reflect the transactions and dispositions of the assets of the Corporation;

•

provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP; and

•

provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Corporation’s assets that could have a material effect on the annual financial statements or interim financial statements.

In an effort to improve the reliability and timeliness of information received from MSC, the Corporation has engaged additional personnel in both North America and Argentina to facilitate the timely disclosure of information relating to MSC.

During the year, we implemented several remediation actions that we believe materially improved our internal control over financial reporting. These changes, which are related to remedial actions that addressed the material weaknesses previously reported in our annual report on Form 40-F for the year ended December 31, 2007, are as follows:

1.

The Corporation did not have sufficient personnel with the skills and experience in the application of US GAAP or income tax commensurate with the Corporation’s financial reporting requirements.

Management’s remediation plan to address the material weaknesses described above was intiated in 2008 and included the following steps taken to strengthen internal control over financial reporting:

1.

We used and supervised external resources with specific accounting expertise in both US GAAP and income tax financial reporting requirements

Other than the control improvements discussed above, there were no changes in our internal control over financial reporting during the fourth quarter ended December 31, 2008 that materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

As at December 31, 2008, management assessed the effectiveness of our internal control over financial reporting using the criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and concluded that such internal control over financial reporting is effective and that there are no material weaknesses in our internal control over financial reporting.

Limitations of Controls and Procedures

The Corporation’s CEO and CFO believe that any disclosure controls and procedures or internal controls over financial reporting, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.  Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Corporation have been prevented or detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the control. The design of any systems of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost effective control system, misstatements due to error or fraud may not be detected.

Cautionary Statement On Forward-Looking Information

Certain statements and information in this MD&A, including all statements that are not historical facts, contain forward-looking statements and forward-looking information within the meaning of applicable US and Canadian securities laws.  Such forward-looking statements or information include, but are not limited to, statements or information with respect to the cash from operations at the San José Project and the future cash requirements of MSC, the estimated operating and capital costs of the San José Project,  the Corporation’s intention to complete a further financing in the near term, the Corporation’s interest in the San José Project being maintained at 49%,  the future price of gold, silver, copper and other base metals, production estimates, estimation of mineral reserves, exploration and development capital requirements, and our goals and strategies.  Often, these statements include words such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate” or “believes” or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved.

In making the forward-looking statements and providing the forward-looking information included in this MD&A, we have made numerous assumptions.  These assumptions include among other things, assumptions about the price of gold, silver, copper and other base metals, decisions to be made by our joint venture partner in respect of the management and operation of the San José Project, anticipated costs and expenditures, future production and recovery, that the supply and demand for gold, silver and copper develop as expected, that there is no unanticipated fluctuation in interest rates and foreign exchange rates, that there is no further material deterioration in general economic conditions and that we are able to obtain the financing, as and when, required to, among other things, maintain our interest in the San José Project. Although our management believes that the assumptions made and the expectations represented by such statements or information are reasonable, there can be no assurance that the forward-looking statements will prove to be accurate.  By their nature, forward-looking statements and information are based on assumptions and involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements, or industry results, to be materially different from future results, performance or achievements expressed or implied by such forward-looking information.  Such risks, uncertainties and other factors include among other things the following: actions by, and our relationship with, our joint venture partner, including decisions regarding the amount and timing of future cash calls, that any cost overruns or cash shortfalls at the San José Project may result in a requirement for additional investment by us, our lack of operating cash flow and dependence on external financing, availability of financing, as and when, required to meet any future cash calls in respect of the San José Project (to maintain our interest therein), and to finance our day-to-day operations and planned growth and development, any decline in the prices of gold, silver, copper and other base metals, changes in general economic and business conditions, economic and political instability in Argentina, discrepancies between actual and estimated production and mineral reserves and resources; operational and development risk; the speculative  nature of mineral exploration and regulatory risks.

CORPORATE INFORMATION

Directors and Officers	Investor Information	Principal Subsidiaries
Robert R. McEwen, Executive Chairman; Director Allen V. Ambrose, Chief Executive Officer; President; Director Allan J. Marter, Director Victor Lazarovici, Director	Arthur C. Johnson Investor Relations – USA 111 E. Magnesium Road, Suite A Spokane, Washington 99208 Tel: (509) 921-7322 Fax: (509) 921-7325 Web site: www.minandes.com E-mail: info@minandes.com	Minera Andes S.A. Andes Corporacion Minera S.A. Minera Santa Cruz S.A. (49%) Minera Andes (USA) Inc. Trading Information Toronto Stock Exchange (TSX): MAI
Don Quick, Director Richard Brissenden, Director Michael Stein, Director	Krister A. Kottmeier Investor Relations – Canada Tel: (604) 689-7017 Fax: (604) 689-7442 Toll Free: (877) 689-7018 E-mail: ircanada@minandes.com	US OTC: MNEAF Share Capital Common shares outstanding totaled
James K. Duff, Chief Operating Officer Brian Gavin, Vice President, Exploration Henry A. John, Chief Financial Officer	Copies of Minera Andes’ annual report on Form 40-F filed with the U.S. Securities and Exchange Commission are available upon request by contacting Minera Andes’ office in Spokane, Washington U.S.A.

230,538,851 as at March 27, 2009.

Annual Meeting

Shareholders of Minera Andes are
cordially invited to attend the
Corporation’s annual general and
special meeting on June 18th, 2009 at
1:30 PM (Pacific Time) in the Saturna
Island Room at The Fairmont Hotel
Vancouver, 900 West Georgia Street,
Vancouver, B.C.

Transfer Agent and Registrar Computershare Trust Company of Canada 530-8th Avenue SW; Ste 600 Calgary, Alberta

Canada T2P 3S8
Tel: (403) 267-6800

Legal Counsel

Bonnie Kuhn LLB
Calgary, Alberta
Canada

Auditors

BDO Dunwoody LLP
Vancouver, British Columbia
Canada

Offices

ARGENTINA
Coronel Moldes 820
(5500) Mendoza Argentina
Tel: 54-261-4232030
Fax: 54-261-4201338

CANADA
911-470 Granville Street
Vancouver, British Columbia
Canada V6C 1A5
Tel: (604) 689-7017
Toll Free: (877) 689-7018

UNITED STATES
111 E. Magnesium Road; Ste. A
Spokane, Washington
U.S.A. 99208
Tel: (509) 921-7322
Fax: (509) 921-7325

FORWARD-LOOKING STATEMENT – Except for historical information contained in this annual report, disclosure statements contained herein are forward-looking, as defined in the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those in such forward forward-looking statements. Forward-looking statements are based on management’s beliefs, estimates and opinions on the date the statements are made and the company undertakes no obligation to update forward-looking statements if these beliefs, estimates and opinions or other circumstances should change. Investors are cautioned attributing undue certainty to forward-looking statements. Reference is made to the risk factors and uncertainties described in the Company’s continuous disclosure record, a copy of which is available under the Company’s profile at www.sedar.com. Hochschild Mining plc., our joint venture partner for the San José Project, does not accept responsibility for the use of the project data, or the adequacy, or accuracy of its use. Similarly, Hochschild denies any responsibility for Minera Andes’s NI 43-101 San José Technical Report or for any of Minera Andes’ Canadian securities filings or for any information that Minera Andes has given to the securities markets and any such responsibility is hereby disclaimed in all respects.

Minera Andes is a mineral exploration and development company and is exposed to a number of risks and uncertainties that are common to companies in the same business. The Company’s financial success is subject to, among other things, fluctuations in gold and silver prices which may affect the economic value of its mineral resources as well as any future operating results. The Company is exposed to risks involved with currency fluctuations, the need for additional capital, foreign operations, developing in a remote area, environmental matters, political situations and regulations.

CAUTION TO U.S. INVESTORS – Although the Company has a completed feasibility study and subsequent technical review, the terms “mineral resource,” “measured mineral resource,” and “inferred mineral resource” are recognized and required by Canadian regulations, they are not defined terms under standards in the United States. Therefore, information contained in this report concerning descriptions of mineralization and resources under Canadian Standards many not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements of the Securities and Exchange Commission. “Indicated mineral resource” and “inferred mineral resource” have a great amount of uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an “indicated mineral resource” will ever be upgraded to a higher category. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into resources.

NON-GAAP FINANCIAL MEASURES – In this annual report, we use the term "operating cash cost.” Operating cash costs are defined as the sum of the geology, mining, processing plant, general and administration costs as well as royalties, refining and treatment charges and sales costs applied to doré, but with respect to concentrate sales do not include refining, treatment charges and sales costs. Operating cash cost per ounce should be considered as non-GAAP Financial Measure and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP.

MINERA ANDES

is a successful mineral exploration company whose first major discovery, the San José silver/ gold mine in southern Argentina, is emerging as one of the world’s largest primary silver mines — a great asset.

Great Assets. San José produced 54,000 ounces of gold and 4.4 million ounces of silver in 2008. More discovery potential exists. About 40 kilometers of epithermal vein system are currently known, and only about 15 percent of this vein system has been drill-tested. Exploration at San José enjoys a 100 percent success rate in drilling geophysical targets.

Strong growth potential.Minera Andes’ exploration expertise has once again proven itself with the sizeable Los Azules copper discovery With an inferred resource containing 11.2 billion pounds of copper, this active prospect reprents significant growth potential.

Minera Andes is exploring for gold, silver and copper in Argentina. Through careful, methodical exploration in this highly prospective country, the Company’s corporate goal is growth by dicovering great assets.

Canada	U.S.A.	Argentina
911-470 Granville Street Vancouver, British Columbia Canada V6C 1A5 Tel: +1 (604) 689-7017 Toll Free: +1 (877) 689-7018	111 E. Magnesium Road, Suite A Spokane, Washington U.S.A. 99208 Tel: +1 (509) 921-7322 Fax: +1 (509) 921-7325	Coronel Moldes 820 (5500) Mendoza Argentina Tel: +54-261-4232030 Fax: +54-261-4201338	TSX : MAI
US OTC : MNEAF
www.minandes.com